OFFERING MEMORANDUM DATED SEPTEMBER 6, 2023

Wave Mobile Technologies, Inc.
333 W. Trade Street, Unit 100
Charlotte, North Carolina

Up to 4,643,600 Shares of Common Stock
Investment Amount: $1,235,000 ($ 1,160,900 if Maximum Investor Transaction Fee is collected)
Minimum Investment Amount: $500 ($530 including the Investor Transaction Fee)[1]

Wave Mobile Technologies, Inc. ("**Company**," "**We**", or "**Us**"), a North Carolina corporation incorporated on September 27, 2019[2], is offering up to 4,643,600 Shares of Common Stock (the "Securities"), at a purchase price of $0.25 per Share on a best-efforts basis as described in this Form C (the "**Offering**"). The minimum target amount under this Regulation CF Offering is $5,300.00, or 20,000 shares (which includes an assumption of $300 of investor processing fees) (the "**Target Amount**"). Through its distribution and perk/reward incentives, the Company must reach its Target Amount by September 1, 2024 (the "**Target Date**"), the end date of the Offering. Unless the Company raises at least the Target Amount under the Regulation CF Offering by September 1, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through DealMaker Securities, LLC (the "**Intermediary**"). The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. The rights and obligations of any purchasers of the securities (each, an "**Investor**" who may also be referred to herein as "**You**") must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank with banking powers (the "**Escrow Agent**") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF (the "**Securities Act**"), using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the offered shares of Common Stock (the "**Offered Shares**") at any time for any reason.

Each Offered Share represents a pro rata ownership interest in the assets, profits, losses, and distributions of the Company. Each Investor desiring to become a Shareholder of the Company must purchase at least One Hundred Shares of Offered Stock in the Company (the "**Minimum Investment Amount**") although the Company reserves the right, in its sole discretion, to accept subscriptions for less than the Minimum

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[1] Investors in this offering will be required to pay a fee to the Company ("Investor Transaction Fee") to help offset transaction costs equal to $30 per investment. This fee is waived for investments exceeding $2,500. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $500 minimum amount per investor. In order to ensure the maximum amount of this potential fee is taken into consideration it limits the amount of Shares to be 4,643,600, if the Investor Transaction Fee at the maximum is included.

[2] The Company was initially named Scoop Mobile Technologies, Inc. but amended its name to Wave Mobile Technologies, Inc. in 2023.

Investment Amount.

* Investors in this offering will be required to pay a fee to the Company ("Investor Transaction Fee") to help offset transaction costs equal to $30 per investment. This fee is waived for investments exceeding $2,500. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $500 minimum amount per investor. In order to ensure the maximum amount of this potential fee is taken into consideration it limits the amount of Shares to be 4,643,600, if the Investor Transaction Fee at the maximum is included.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Securities Act and the securities laws of certain jurisdictions grant purchasers of securities sold in violation of the registration or qualification provisions of such laws the right to rescind their purchase of such securities and to receive back the consideration paid. Many of these laws granting the right of rescission also provide that lawsuits for such violations must be brought within a specified time, usually one (1) year from discovery of facts constituting such violation and three (3) years from the violation. Should any Investor institute such an action on the theory that the Offering conducted as described herein was required to be registered or qualified, the Company contends that the contents of this Offering constitute clear notice of the facts constituting such alleged violation as of the date hereof, and the Company shall be entitled to all defenses related to the Investor's claims to include but not be limited to waiver and equitable estoppel.


GENERAL DISCLAIMERS ABOUT THIS MEMORANDUM


We are not giving legal, business, or tax advice, and prospective Investors are not to construe the contents of this Memorandum and the other information and materials provided in connection with this Offering as such. You should consult your attorney or business advisor as to the legal, business, tax, and related matters concerning your investment. You are urged to request any additional information that you may consider necessary in making an informed investment decision. If you have questions concerning the terms and conditions of the Offering or to obtain additional relevant information, we will provide the answers to the extent we possess such information or can acquire it without unreasonable effort or expense. All such additional information shall only be in writing and identified as such by us. Inquiries concerning such additional information should be directed to the Manager as set forth in this Memorandum.

We are not making any representation to you regarding the legality of an investment in the Common Stock under any applicable laws. No person has been authorized to give any information or to make any representations in connection with this Offering unless preceded or accompanied by this Memorandum and the other information and materials provided and made available to you herewith, nor has any person been authorized to give any information or to make any representation other than that contained in this Memorandum and the other information and materials provided and made available to you herewith and, if given or made, such information or representations must not be relied upon. This Memorandum and the other information and materials provided in connection with this Offering do not constitute an offer or solicitation in any jurisdiction in which it is unlawful to make such offer or solicitation or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Memorandum and the other information and materials provided in connection with this Offering, nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

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NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE OFFERED SHARES OF COMMON STOCK HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INVESTMENT IN THE OFFERED SHARES OF COMMON STOCK IS SPECULATIVE AND INVOLVES A RISK OF LOSS. THE OFFERED SHARES OF COMMON STOCK WILL NOT BE FREELY TRANSFERABLE AFTER THE OFFERING AND ANY TRANSFER OF SUCH OFFERED SHARES OF COMMON STOCK WILL BE SUBJECT TO COMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS. THE OFFERED SHARES OF COMMON STOCK SHOULD BE PURCHASED ONLY BY PERSONS OF SUBSTANTIAL MEANS WHO HAVE NO NEED FOR LIQUIDITY WITH RESPECT TO THIS INVESTMENT AND WHO CAN BEAR THE ECONOMIC RISK OF A TOTAL LOSS OF THEIR INVESTMENT.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND OR WITHDRAW THIS OFFERING, TO ACCEPT OR REJECT IN WHOLE OR IN PART ANY SUBSCRIPTION FOR THE OFFERED SHARES OF COMMON STOCK OFFERED HEREBY, OR TO ALLOT TO AN INVESTOR FEWER THAN THE NUMBER OF OFFERED SHARES OF COMMON STOCK DESIRED TO BE PURCHASED. NEITHER THE COMPANY NOR THE MANAGER SHALL HAVE ANY LIABILITY WHATSOEVER TO YOU IN THE EVENT THAT ANY OF THE FOREGOING OCCURS.

ALL DOCUMENTS REFERRED TO IN THIS MEMORANDUM, BUT NOT ATTACHED AS EXHIBITS, ARE AVAILABLE FOR INSPECTION BY A PROSPECTIVE INVESTOR OR HIS REPRESENTATIVE AT THE OFFICE OF THE COMPANY. THE OBLIGATIONS OF THE PARTIES TO THE TRANSACTIONS CONTEMPLATED BY THIS MEMORANDUM ARE DESCRIBED IN AND WILL BE GOVERNED BY THE DOCUMENTS ATTACHED AS EXHIBITS AND/OR REFERRED TO HEREIN. ALL STATEMENTS AND INFORMATION CONTAINED IN THIS MEMORANDUM ARE QUALIFIED IN THEIR ENTIRETY BY THOSE DOCUMENTS. CONSEQUENTLY, PROSPECTIVE INVESTORS ARE URGED TO READ CAREFULLY THE DOCUMENTS ATTACHED TO AND/OR REFERENCED IN THIS MEMORANDUM.

RECIPIENTS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS, WHETHER WRITTEN OR ORAL, FROM THE COMPANY OR ANY PERSON ASSOCIATED WITH THIS OFFERING AS LEGAL, TAX, OR INVESTMENT ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS OWN PERSONAL LEGAL COUNSEL, TAX ADVISOR, BUSINESS ADVISOR

OR "PURCHASER REPRESENTATIVE" (AS SUCH TERM IS DEFINED IN RULE 501(A) OF REGULATION D UNDER THE SECURITIES ACT) AS TO LEGAL, TAX, ECONOMIC AND RELATED MATTERS CONCERNING THIS INVESTMENT AND ITS SUITABILITY.

IN THE EVENT A PROSPECTIVE INVESTOR SUBSCRIBES FOR ANY OFFERED SHARES OF COMMON STOCK, THE INVESTOR ACKNOWLEDGES THAT SAID INVESTOR WILL NOT BE ABLE TO LIQUIDATE ANY PORTION OF SUCH INVESTMENT IN THE FORESEEABLE FUTURE AND THAT SAID INVESTOR UNDERSTANDS OR HAS BEEN ADVISED WITH RESPECT TO THE RISK FACTORS ASSOCIATED WITH SUCH INVESTMENT.

NO PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OR THIS OFFERING OTHER THAN THE REPRESENTATIONS CONTAINED IN AND INFORMATION PROVIDED IN OR WITH THIS MEMORANDUM, AND, IF GIVEN OR MADE, SUCH OTHER REPRESENTATIONS OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY DESCRIBED HEREIN SINCE THE DATE HEREOF, OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS MEMORANDUM.

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TABLE OF CONTENTS

EXHIBITS

EXHIBIT A: SUBSCRIPTION AGREEMENT
EXHIBIT B: SHAREHOLDER AGREEMENT
EXHIBIT C: BYLAWS
EXHIBIT D: STATED FINANCIALS
EXHIBIT E: SUBSCRIPTION AGREEMENT

SECURITIES BEING OFFERED, PERKS, AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of this Offering and the Company's Common Stock. This summary reflects the Company's Articles of Incorporation, Shareholder Agreement and Bylaws and does not purport to be complete and is qualified in its entirety by the Articles of Incorporation, Shareholder Agreement and Bylaws. For a complete description of the company's capital stock, you should refer to our Articles of Incorporation, Shareholder Agreement and our Bylaws and applicable provisions of the North Carolina Business Corporation Act.

General

The Company's authorized securities consist of 200,000,000 shares of Common Stock, of which 100,000,000 shares are issued and outstanding. In this offering the Company is selling up to 4,643,600 Offered Shares at $0.25 per Offered Share. Common Stock is afforded one (1) vote per share in accordance with the Company's Bylaws. All Offered Shares purchased and Bonus Shares awarded will be allocated from the currently authorized but unissued Company shares which are available for distribution.

Perks

Certain investors in this Offering are eligible for certain time-based and investment-based perks (the "Perks"), which will result in those investors receiving bonus shares of Common Stock in addition to the Offered Shares purchased pursuant to this Offering.

> Offer: The Company is offering 4,643,600 Offered Shares pursuant to this Offering, which shall be allocated from the currently unissued shares of Common Stock.

> Early Investment Perk Opportunity: Investors who finalize their investments before October 20, 2023 (by 12:00 pm eastern time) shall receive a bonus equal to Ten Percent (10%) of the Offered Shares purchased ("Bonus Shares").

> Additional Perks Based on Investment Amount:
> - An investment of $5,000 entitles the investor to an additional Fifteen Percent (15%) bonus on their base shares.
> - An investment of $10,000 entitles the investor to an additional Twenty Five Percent (25%) bonus on their base shares.
> - An investment of $50,000 entitles the investor to an additional Thirty Five Percent (35%) bonus on their base shares.
> - An investment of $100,000 entitles the investor to an additional Fifty Percent (50%) bonus on their base shares.

Investors will be required to pay an Investor Processing Fee of $30 to the Company at the time of the subscription to help offset transaction costs. This fee will be waived for any transactions over $2,500. The Broker will receive a cash commission on this fee.

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC (i) a lump-sum cash fee of $20,500; (ii) a recurring cash fee of $15,000

per month for so long as the Offering is open; and (iii) a cash fee consisting of a eight and one half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering.

Transferability of securities

The acquired Common Stock can only be resold as set forth in the Shareholder Agreement and as generally set forth below:

- In an IPO (Initial Public Offering) or other public offering registered with the SEC;
- To the Company;
- To an Accredited Investor; and
- To a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

Transfer Agent

The Company has selected DealMaker Transfer Agent LLC, an SEC-registered securities transfer agent, to act as its transfer agent. DealMaker Transfer Agent LLC shall be responsible for maintaining ownership records regarding ownership of the Company's issued securities.

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THE COMPANY AND ITS BUSINESS

<u>Overview</u>

Wave Mobile Technologies, Inc. (the "**Company**") is a Subsection C Corporation formed on September 27, 2019 under the laws of the state of North Carolina. The Company maintains its principal office at 333 W. Trade Street, Suite 400, Charlotte, North Carolina 28202.

The following is intended to provide information to prospective Investors based on common questions one would associate with making a decision regarding the Company's Offering.

1.   <u>What is Our solution and how does it work?</u>

Our solution, WAVE, is a state-of-the-art rideshare and delivery platform that prioritizes safety, community, and integrity. At WAVE, we are committed to transforming everyday travel and dining experiences with an unparalleled commitment to safety and quality. We deliver on this promise through our extensive services that span from a user-friendly rider app, a comprehensive driver app, to a robust backend system, and our distinct food delivery platform, WAVEBites.

Rider App: The Rider App, user-friendly and packed with features, offers customers the flexibility to book rides and place food delivery orders instantly or for a future time. Customers can track their drivers in real-time, make secure, cashless payments, and provide feedback on their experience. Our commitment to safety is palpable in every ride and delivery, making WAVE a trusted choice for all, including vulnerable communities.

Driver App: The Driver App, designed with a focus on safety and efficiency, empowers our drivers to offer exceptional service. Features like ride or delivery requests acceptance, real-time navigation, earnings tracker, and customer rating system, all contribute to our mission. Unique attributes like self-assigning available scheduled rides, real-time demand heatmaps, and high-demand zones alerts help drivers optimize their operations.

Backend Systems: The heart of our operations, our backend systems leverage AI and machine learning to ensure seamless service and an elevated user experience. From optimizing ride dispatching and calculating dynamic fares to predicting demand patterns and conducting ongoing risk assessments, our backend infrastructure is built on the foundation of safety and efficiency.

WAVEBites: WAVEBites, our exclusive food delivery platform, reflects our commitment to community and integrity. It provides a digital bridge between customers and local restaurants, promoting local businesses while delivering excellent service. Users can explore nearby eateries, customize orders, and enjoy rapid, reliable delivery by our well-trained WAVE drivers, who are selected with rigorous checks to ensure they uphold our high standards. WAVE's fusion of advanced technology with a robust focus on safety, community, and integrity sets us apart in the crowded rideshare and food delivery markets. Our passion to serve and the commitment to create safer, better-connected communities through our platform makes us an ideal investment choice for those who value societal impact alongside robust growth potential.

2. __What/who are Our direct and indirect competitors? How are We distinct?__

Our direct competitors are well-established rideshare and food delivery companies such as Uber, Lyft, and DoorDash, while indirect competitors include traditional taxi services, local delivery services, and public transportation. We distinguish ourselves from our competitors in several significant ways:

Safety Commitment: At WAVE, safety is not just a feature - it's an integral part of our identity. We go above and beyond the standard industry practices with continuous risk assessment, behavioral analysis of drivers, and comprehensive safety features embedded within our rider and driver apps. Our aim is to create the safest possible environment for both riders and drivers.

Driver Empowerment: At Wave, we see our drivers not merely as workers but as essential partners in our journey towards redefining transportation. We recognize their invaluable contributions, and we don't just listen to their opinions and concerns - we TAKE ACTION. Unlike other platforms such as Uber and Lyft, where drivers may often feel overlooked, Wave prioritizes the needs, aspirations, and well-being of our drivers. We create open channels for communication, encourage active participation in decision-making, and are passionate about implementing changes that enhance their working experience. This unwavering commitment to respecting and valuing our drivers sets Wave apart as a true champion of driver empowerment, fostering a community where every driver has a voice and feels genuinely appreciated.

Business – Friendly: We emphasize significantly higher levels of accountability, professionality, and customer service that businesses typically expect of their value-added partners. This optimally positions WAVE for B2C transportation opportunities in both the public and private sectors.

Community Focus: We prioritize the needs of local communities, including vulnerable members, providing them with a reliable, safe, and cost-effective transportation and delivery solution. By promoting local businesses through WAVEBites, we contribute to local economies, fostering a sense of community spirit.

Unparalleled Quality Control in Food Delivery: With WAVEBites, we not only connect users with local restaurants, but we also ensure a high-quality food delivery experience by carefully selecting and training our drivers. We monitor the entire process from order placement to delivery, ensuring our quality standards are met.

Advanced AI and Machine Learning: Our use of AI and machine learning for ride dispatching, dynamic fare calculation, predictive demand analysis, and safety features sets us apart. These technologies allow us to optimize our services and offer a seamless, user-friendly experience.

Driver Empowerment: We believe that by empowering our drivers, we can provide better services to our riders. Our unique features such as the ability for drivers to self-assign scheduled rides and view real-time demand heatmaps provide them with tools to optimize their work, leading to higher driver satisfaction and better overall service.

By leveraging technology, focusing on safety and community, and committing to high-quality service,

we are redefining what a rideshare and food delivery platform can be. In this way, WAVE offers a unique, competitive edge in the market that makes it an attractive investment opportunity.

3.   Why is Our team perfect for making this solution work?

Our team at WAVE is uniquely equipped to bring this solution to fruition, thanks to a potent mix of industry expertise, technological prowess, and hands-on experience.

In-Depth Rideshare Experience: Our leadership comprises seasoned drivers who have personally booked over 100,000 rides on other platforms. This hands-on experience equips us with an intimate understanding of the rideshare industry's complexities and challenges, helping us design solutions that directly address these issues and deliver an enhanced user experience.

Technical Proficiency: WAVE's leadership includes officers who have successfully delivered highly-scalable enterprise logistics and AI software for some of the world's largest software companies and startups. This extensive technical expertise forms the backbone of our robust, efficient, and scalable solution.

Operational Insight: Having worked at the forefront of the logistics and software industries, our leaders have honed their operational skills and acquired in-depth knowledge about business dynamics, customer needs, and effective management strategies. This know-how enables us to devise and execute effective operational processes for WAVE.

Strategic Vision: Our team's extensive experience across the rideshare, logistics, and software industries has endowed us with a clear vision for WAVE. We understand the market trends, consumer behaviors, and technological advancements that influence our industry. This vision guides our strategic decisions, helping us stay ahead of the curve.

Commitment to Safety and Community: Beyond our technical skills and industry knowledge, our team shares a strong commitment to the safety of our riders and drivers, and the well-being of our community. This shared passion is our driving force, inspiring us to constantly innovate and improve our services.
In essence, our team's unique blend of practical rideshare experience, technological mastery, operational acumen, strategic foresight, and shared passion for safety and community make us uniquely qualified to make WAVE a success in the rideshare and food delivery market.

4.   Are there any particular trends this plays into? Why is now the right time to invest?

Indeed, WAVE's strategy aligns with several current trends, which together create an exceptionally timely and relevant investment opportunity:

Rapid Digitalization and Mobile App Adoption: The surge in smartphone usage and increased internet accessibility have amplified the demand for app-based services like transportation and food delivery. WAVE is poised to meet this demand with its robust, user-friendly mobile apps.

Growing Gig Economy: As the gig economy expands, flexible work opportunities such as rideshare and delivery driving are increasingly sought after. WAVE's commitment to driver empowerment and

satisfaction situates us ideally within this growing market.

Shift Towards Localized Services: There's a growing consumer preference for services that support local economies. Through WAVEBites, we connect users to local restaurants, aligning us perfectly with this consumer trend.

Emphasis on Safety, and strong follow-through: In our current era, safety has taken center stage for consumers. WAVE's focus on creating the safest possible environment for rideshare and food delivery resonates with this priority.

Integration of AI and Advanced Tech: As AI and other advanced technologies become more integrated into everyday services, companies that harness these tools stand at the forefront. WAVE is at this cutting edge, using AI for ride dispatching, dynamic fare calculation, predictive demand analysis, and safety enhancements.

Investment in Black and Minority-Owned Businesses: There's a significant and much-needed movement towards investing in Black and minority-owned businesses. As a minority-owned business, investing in WAVE contributes to a more equitable business landscape and demonstrates a commitment to supporting diversity.

Growing Demand for Convenient Services: Consumers are looking for services that are quick, efficient, and convenient. WAVE's comprehensive solution - from the rider and driver apps to backend systems, and WAVEBites - directly responds to this demand. The convergence of these trends makes this an ideal time to invest. The market's trajectory indicates enormous potential for growth and success in our sector. WAVE, with its strategic alignment to these trends and its unique value propositions, is perfectly positioned to seize this opportunity, making it an attractive prospect for investors.

5.   **Do We have any competitive moats, strategic advantages, etc.?**

Yes, WAVE has a number of significant competitive moats and strategic advantages that give us a strong edge in the market:

Patent-Pending AI Algorithms: We have developed and are in the process of patenting a number of advanced AI algorithms. These include the Dynamic Micro-Zone Demand Prediction (DMDP) for forecasting ride demands, the Real-Time Optimal Route Adjustment (RORA) for efficient routing, and the AI-Enhanced Background Check System (AI-EBCS) for driver selection and screening. These unique technologies provide us a competitive edge by enhancing our service's efficiency, safety, and user experience.

Unique Safety Measures: Our focus on safety goes beyond industry standards. In addition to traditional background checks, we use our proprietary AI-Enhanced Background Check System (AI-EBCS) to screen our drivers thoroughly. Furthermore, our RideGuard feature gives an extra layer of security to passengers, particularly for vulnerable communities.

Exclusive Restaurant Partnerships: Through WAVEBites, we've established exclusive partnerships with local restaurants for food delivery. This exclusivity not only differentiates us from competitors but also strengthens our ties with local communities.

Strong Community Engagement: As a minority-owned business, we are deeply committed to serving and supporting our communities. This commitment not only translates into safe, high-quality service, but also creates a positive brand reputation and encourages community loyalty.

Strategic Technological Investments: We are deeply invested in leveraging the latest technology for better service delivery. Our extensive use of AI and data analytics, from ride dispatching to fare calculation and demand prediction, positions us as a technologically advanced player in the market.

Experienced Leadership: Our team combines deep experience in ridesharing, AI technology, and enterprise logistics. This diversity and depth of experience mean we understand our market from multiple angles and can navigate challenges effectively.

These moats and strategic advantages differentiate WAVE from competitors, making our platform an attractive, innovative, and trustworthy choice for riders, drivers, and restaurant partners alike.

1.   What is Our traction like?

WAVE's traction in the market has been impressive and continues to accelerate. Our revenue grew threefold from $1 million in 2021 to $3 million in 2022, demonstrating robust growth and increasing market acceptance of our solutions. We are currently experiencing thousands of new driver applications per day.

Our partnership base has expanded by 5x, further cementing our footprint in the rideshare and delivery market. We have been able to establish ourselves as a preferred choice for businesses looking for reliable and safe transportation and delivery solutions.

In a significant achievement that underscores our potential, we have secured exclusive partnerships with major sports franchises including NFL and NBA teams, and plan to expand across all major professional sports leagues. These partnerships position WAVE as their official rideshare and delivery solution. This not only brings substantial visibility to our brand, but it also validates our offering and its relevance to a broad audience. It speaks volumes about our solution's quality and reliability that such high-profile organizations have chosen to align themselves with our brand.

In terms of quantifiable market validation, our user base and ride/delivery volumes have been on an upward trajectory. Moreover, the positive feedback from users and lower than average driver churn rate further attest to our platform's appeal.

Overall, our revenue growth, expanding partnerships, high-profile collaborations, and positive user engagement show strong market traction and are a testament to the demand for our innovative solutions.

2.   What's next from here?

While our growth and traction to date have been impressive, we firmly believe this is only the beginning. There are several reasons why we are confident that our current successes represent a launchpad, not a peak, and why now is the perfect time to invest in WAVE:

Expansion into Sports Market: Our partnerships with NFL and NBA teams have demonstrated the potential of sports franchises as a niche market for our premium rideshare service. We plan to expand these partnerships to all major and collegiate sports teams, reaching an even broader and more dedicated audience base.

Increasing Emphasis on Safety and Quality: In a world that is becoming increasingly concerned about safety, hygiene, and quality, our commitment to these values gives us a distinct advantage. As we continue to improve our safety measures and maintain our high standards of hygiene and service quality, we anticipate an even greater market acceptance and demand for our services.

Growing Food Delivery Market: The food delivery market is expanding rapidly. Our focus on quality, exclusive partnerships with local restaurants, and commitment to safety through our WAVEBites service positions us to capture a significantly larger share of this burgeoning market.

Technology and Innovation: Our ongoing investments in technology, particularly in AI and data analytics, will allow us to continuously improve our services, ensure more predictable pricing, and enhance customer experiences. This includes further development of our patented AI algorithms to offer even better route optimization, demand prediction, and driver screening.

Strengthening Partner Ecosystem: Our partner ecosystem is burgeoning, opening up new opportunities for growth and diversification. As more businesses recognize the benefits of associating with a trusted, safety-focused brand like WAVE, we expect to see this network grow even more.

Addressing Market Uncertainty: The current market is characterized by unpredictability and inconsistency. WAVE's focus on transparent pricing, reliable service, and accountability positions us as a dependable choice for customers looking for assurance and consistency.

In short, the path ahead for WAVE is full of opportunities for growth, diversification, and consolidation of our market position. Our combination of a strong value proposition, focused growth strategies, and commitment to continuous innovation ensures that our current traction is a steppingstone to even greater success.

8.   What is Our business model and how do We make money?

WAVE operates under a two-pronged business model, acting as a platform for both ridesharing and food delivery services. Here's a breakdown of how we generate revenue in each segment:

Rideshare Services
For rideshare services, we adopt a commission-based model. This means we take a percentage of the fare from each ride a driver completes through our platform. This commission rate is carefully calibrated to ensure we cover our operational costs while providing our drivers with a fair share of the income. The average split between driver and WAVE is 80/20

We also make money through standard B2B invoicing of our partners on Net 15/30 terms for recurring, scheduled rides. WAVE is increasingly being chosen as long-term transportation partner for various organizations that have consistent transportation/microtransit needs that cannot rely on the transient nature of the other plaftorms.

Our Dynamic Micro-Zone Demand Prediction (DMDP) algorithm plays a significant role in accurately predicting these high-demand zones and adjusting pricing accordingly for the end user, with the 80/20 split between driver and WAVE staying intact.

Food Delivery Services - WAVEBites
Similar to our rideshare service, our food delivery service, WAVEBites, also works on a commission basis. We charge a percentage of the order value from our restaurant partners for each delivery made.

We also generate income from our restaurant partners through featured listings and promotions on our platform. Restaurants pay a premium to have their establishment highlighted within the WAVEBites app, leading to increased visibility and potentially higher orders.

Advertising and Partnerships
Additionally, we earn revenue from in-app advertising. Businesses pay us to display their advertisements within our apps, targeting our substantial user base. This includes both general advertisements and targeted promotions based on user preferences and behavior.

Our exclusive partnerships, like those with NFL and NBA teams, also bring in revenue. The specifics of these partnerships vary, but they typically involve a combination of fixed payments and commissions on rides associated with the events.

In summary, our business model relies on a blend of commission-based income, surge pricing, advertising revenue, and partnership agreements to generate profits while providing safe, reliable rideshare and food delivery services.

Wave also has an expanding partnership with Molson Coors, a global beverage company (Coors beer, Modelo, etc.) We are working with them to provide custom event-based saferide transportation from company-sponsored tailgates and pre-game events to stadiums and arenas across the region and country.

9.   **What is Our strategy for revenue growth?**

Wave's strategy for revenue growth and market penetration is a strategic, synergistic approach that merges hyperlocal focus, greater focus on business-to-business engagements, diversified high-margin service offerings, strategic partnerships, and a powerful marketing approach. Customers in these areas generally have a low tolerance the unpredictability and transient nature of today's current rideshare and delivery market. These customers demand more, and they are willing to pay higher margins in order to obtain higher levels of service.

Hyperlocal Expansion: Wave's growth strategy is defined by its local-centric approach. We understand that each city has its unique rhythm, demand patterns, and logistical challenges. Hence, we first strengthen our service offerings in key cities across the U.S., learning the intricacies of each market, before launching our services. Our immediate target includes a diverse set of cities, spanning from Atlanta, GA, to San Francisco, CA, each selected for their high potential and demand.

High-margin Service Offerings: We're not just a standard rideshare company; Wave targets high-margin services that are underserviced by our competitors. Our diversified offerings include non-

emergency medical transport, scheduled non-profit rides, and WaveBites, our exclusive food delivery service. By targeting these niches, we're positioned to capture unique market opportunities and drive revenue growth.

Tailored Local Offerings: Wave recognizes the diversity of each city and adapts its offerings to best fit the local demand. Our offerings can be customized to suit the needs of the city, providing us with an edge in delivering superior and relevant services, which, in turn, maximizes our market impact and profitability.

Strategic Partnerships and Marketing: Wave has built strategic partnerships with high-visibility organizations such as professional sports teams and has leveraged powerful marketing collaborations. We're proud to be the official rideshare for the NFL's Carolina Panthers and NBA's Charlotte Hornets, and we plan to expand our presence across entire sports leagues. Additionally, our marketing partnership with iHeartMedia, a national radio and media giant reaching over 300 million listeners monthly, significantly boosts our brand visibility and market penetration.

Event-based, B2B and Market Expansion: In addition to sports events, we plan to expand our services across live entertainment venues, concerts, nonprofits, and medical transport. Each of these sectors represents a unique revenue growth opportunity for us. In summary, Wave's go-to-market strategy is built on a foundation of strategic localization, offering a unique value proposition, exploring profitable niches, and building strong partnerships. Our approach is designed to drive sustainable revenue growth while simultaneously sidestepping the lower-margin, high-volume market segments that our competitors are vying for.

10.   What sort of feedback have We received from current investors?

Investor feedback on Wave has been overwhelmingly positive, particularly highlighting our commitment to safety, accountability, and quality. Our focus on a people-centric approach and driver welfare has resonated strongly with our investors.

What Investors Like:

Safety & Accountability: Investors appreciate our priority on safety, recognizing our commitment to not just meeting industry standards but exceeding them. Our unique AI-driven systems for driver screening and monitoring, along with robust mechanisms for tracking driver licenses, vehicle registrations, and more, have set us apart in the industry.

Driver and People-Centric Approach: Our commitment to ensuring that drivers retain at least 80% of their earnings has been applauded. Investors recognize that this driver-centric approach not only promotes fairness but also cultivates a motivated, loyal fleet of drivers, ultimately delivering a superior customer experience.

Technological Innovation: Our proprietary AI-driven solutions such as Dynamic Micro-Zone Demand Prediction Algorithm (DMDP), Predictive Service Quality Enhancement Algorithm (PSQEA), and Adaptive Route Optimization Algorithm (AROA) have significantly impressed investors. They appreciate that these technologies help optimize efficiency, safety, and overall service quality.

Unaddressed Market Opportunities: Our focus on high-margin services, including scheduled non-profit rides and non-emergency medical transport, has been seen as a strategic move to target untapped markets. Investors are excited about the potential of these niche services in terms of profitability and differentiation.

Investor Questions:

Market Competition: One of the key questions posed by investors has been about our ability to compete in the heavily saturated rideshare and delivery market. To this, our response is our unique value proposition that centers around safety, quality, and driver welfare, coupled with our focus on high-margin, underserved markets. Our technological innovations further provide us a significant edge in the competitive landscape.

Scalability: As we are taking a hyperlocal approach, questions about scalability have arisen. We have reassured investors that while our strategy is local-centric, our advanced technology stack, strategic partnerships, and scalable business model make us well-equipped for rapid, efficient expansion. WAVE's technology infrastructure is already globally scalable. As we roll out the services to new geographies, our major capital expenses will be in the areas of sales and marketing, with technology updates happening on a regular basis.

Regulatory Concerns: Investors have raised concerns about the regulatory environment around rideshare and delivery services. Our strong compliance systems, active engagement with local regulations, and our emphasis on safety and accountability act as robust mechanisms to navigate regulatory landscapes.

In summary, Wave's commitment to redefining industry standards through safety, quality, and fairness, backed by advanced technology and a unique business model, has been highly appreciated by investors. While the hurdles are acknowledged, our strategic approach and comprehensive responses demonstrate our ability to effectively address and overcome these challenges.

11.   Do We have any well-known investors, partnerships, or awards and accolades?

Yes, Wave has garnered substantial support and validation from several prominent partnerships and collaborations. Although our investor base might not be famous, they bring substantial intellectual capital and business acumen, which has been instrumental to our success. We consider their confidence in us a significant validation of our business model and strategy.

Our multi-year partnerships with professional sports organizations such as the NFL's Carolina Panthers and the NBA's Charlotte Hornets, showcase our credibility and reach within the community. These partnerships not only provide a significant endorsement for our services but also open avenues for large, engaged audiences and potential market expansion. We'll continue to expand across professional sports.

Moreover, our alliance with iHeart Media, a leading global media and entertainment company specializing in radio, digital, outdoor, mobile, social, and live events, reflects our commitment to broad-based, high-impact marketing and public reach.

In addition, our involvement with various NASCAR-sponsored racing teams emphasizes our

commitment to safety, reliability, and high performance, values we hold dear at Wave. It also signifies our appeal to diverse audiences, an aspect that reinforces our versatility and adaptability.

While awards and accolades are not our primary objective, our strategy of forging meaningful and impactful partnerships has helped us stand out in the competitive ride-share and delivery space. These relationships attest to our capacity to deliver superior service quality and safety while maintaining our community-focused ethos. They reinforce our market position and demonstrate the value we bring to riders, drivers, and partners alike.

12.   <u>**Are there any important upcoming dates, events, partnerships that You should be aware of?**</u>

Wave has several critical dates and events that we're excited about, reflecting our continuous growth and commitment to serving communities. Here's a detailed look at our roadmap:

August 2023: Launch of Rideshare Services in Atlanta, GA. This major market introduction showcases our commitment to providing safe, reliable transportation solutions in bustling, urban environments.

September 2023: Launch of Rideshare Services in Los Angeles, CA and Orlando, FL. Expanding our footprint on both coasts signifies our intent to meet the growing demands for superior rideshare experiences nationwide.

September 2023: Wavebites Launch. This platform will revolutionize the food delivery industry, serving cities such as Atlanta, Austin, Charlotte, Chicago, Dallas, Fayetteville, Hempstead, Brooklyn, Houston, Jacksonville, Los Angeles, Las Vegas, Louisville, Myrtle Beach, New Orleans, Orlando, San Diego, and San Francisco. Wave bites will not only support local restaurants but also offer an enhanced delivery experience to customers.

September 2023: Activation of Molson Coors / Wave safe rides from sponsored events to sporting venues. These activations will continue to expand.

October 2023: Launch of Rideshare Services in Washington D.C. With our service in the nation's capital, we aim to demonstrate our capability to operate in high-demand, high-profile markets.

Ongoing 2023/2024: Non-Emergency Medical Transport Partnerships. We are in active talks to form partnerships with major healthcare facilities, creating a vital, reliable transport option for non-emergency medical needs. These partnerships will roll out progressively throughout the year, solidifying our presence in the health sector.

Each of these milestones presents an excellent opportunity to engage with our potential investors and current user base. We recommend leveraging these events for promotional activities, press releases, and social media campaigns to amplify the visibility and impact of these roll-outs.

13.   <u>**Does the Company or Our executive team have an audience or community?**</u>

Indeed, Wave Rideshare and our executive team have built a strong and engaged community across various platforms, and we consistently engage with them through several communication channels.

Our social media footprint is significant, especially on Instagram, where we have attracted nearly 400,000 followers. This platform is a vibrant space where we actively share updates, promote driver achievements, announce partnerships, and engage with our followers in meaningful ways.

The community extends beyond customers to include our network of more than 30,000 drivers. They are not just the backbone of our service; they are active participants in shaping our company. We facilitate regular driver town hall meetings and exclusive events where our drivers can voice their opinions, share experiences, and contribute to the development and refinement of our services. This ongoing dialogue helps us maintain a driver-centric approach and ensures we remain responsive to the needs of our driving community.

Our executive team also brings to the table their individual networks, adding a wealth of industry contacts, professional connections, and personal followers to our community. Their active engagement in industry forums and social networks like LinkedIn enhances our visibility and credibility.

In addition to social media and personal networks, we also maintain an active customer email list, which provides a direct line of communication to our users. Through this channel, we share important updates, promotions, and solicit feedback to continually improve our services.

In conclusion, Wave Rideshare has a dynamic, growing community of customers, drivers, and industry contacts. We believe in active, meaningful engagement with our community, which helps us continually innovate and improve while fostering a sense of belonging and partnership among our stakeholders.

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RISK FACTORS

AN INVESTMENT IN THE COMPANY'S COMMON STOCK IS HIGHLY SPECULATIVE, INVOLVES SUBSTANTIAL RISKS AND IS SUITABLE ONLY FOR INVESTORS WHO UNDERSTAND AND HAVE SUFFICIENT FINANCIAL RESOURCES TO ENABLE THEM TO BEAR THE RISK DESCRIBED HEREIN. THESE RISKS INCLUDE, AMONG OTHERS, TRENDS IN THE ECONOMY, TAX LAWS AND GOVERNMENT RULES AND REGULATIONS. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW ALL OF THE BELOW RISK FACTORS IN ADDITION TO ALL OTHER INFORMATION CONTAINED IN THIS MEMORANDUM. THE OCCURRENCE OF ANY OF THE BELOW RISKS COULD HAVE SIGNIFICANT CONSEQUENCES ON THE COMPANY'S OPERATIONS. THE RISKS AND UNCERTAINTIES DISCUSSED BELOW ARE NOT THE ONLY ONES THE COMPANY FACES BUT DO REPRESENT THOSE RISKS AND UNCERTAINTIES THAT THE COMPANY BELIEVES ARE MOST SIGNIFICANT TO ITS BUSINESS, OPERATING RESULTS, PROSPECTS AND FINANCIAL CONDITION. PRIOR TO INVESTING IN THE COMPANY, PROSPECTIVE INVESTORS SHOULD PERFORM AN ANALYSIS OF THE INVESTMENT OPPORTUNITY AND OBJECTIVES PRESENTED AND DISCUSS PURCHASING COMMON STOCK WITH PROSPECTIVE INVESTORS' OWN ADVISORS.

Risks Relating to our Business

An investment in our Common Stock involves a high degree of risk.

Investors could lose their entire investment. Prospective Investors should carefully consider the following factors, along with the other information set forth in this Memorandum, in evaluating the Company, its business and prospects before purchasing the Offered Stock. The following risk factors, individually or occurring together, would likely have a substantially negative effect on our Company's business and could cause it to fail.

As a Shareholder, you have not selected our Director and you have limited ability to influence our operating decisions.

The Bylaws and Shareholder Agreement provide that the affairs and business of the Company will be managed under the direction of our Director who will hold almost complete control over all material decisions affecting the business and affairs of the Company and can take almost any action without the consent of the Shareholders.

The timing and amount of capital requirements are not entirely within our control and cannot accurately be predicted and, as a result, we may not be able to raise capital in time to satisfy our needs or commence operations.

We may need to acquire additional financing. If working capital is required, we may require financing sooner than anticipated. We have no commitments for financing, and we cannot be sure that any financing would be available in a timely manner, on terms acceptable to us, or at all. Further, any equity financing could cause dilution of the ownership of existing Shareholders and any borrowed money could involve restrictions on future capital raising activities and other financial and operational matters. If we were unable to obtain financing as needed, it could have adverse financial and other impacts.

Our competitors may be better financed and already established in the industry.

Our competitors may be better established and funded. As with any business, we may face vigorous competition in the future. Our competitors may have different or more experience, capital, and personnel than Company management.

We cannot assure you of future probability and financial success.

We cannot with any accuracy evaluate our future success or failure. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to generate new revenues. Our current operating expenses need to be managed within our revenues. As we cannot be certain of future revenues, we may have to reduce or alter operations until the revenue picture improves.

There is not a current trading market for our Common Stock and a trading market is unlikely to develop.

There is currently no established trading market for our Common Stock and an active trading market in our Common Stock is not likely to develop or, if such a market were to develop, may not be sustained. If for any reason a trading market does not develop, purchasers of the Common Stock may have difficulty selling their Common Stock should they desire to do so.

We may be unable to pay distributions on our Common Stock and our Shareholders may not be able to receive a return on their Common Stock unless they sell them.

We are not able to assure our Shareholders of net income in the future. As such, our Shareholders may not be able to receive a return on their Common Stock. The Company may consider the payment of cash distributions from time to time. However, any declaration and payment of distributions will be (i) dependent upon the Company's results of operations, financial condition, cash requirements, capital improvements and other relevant factors; (ii) subject to the discretion of the Chief Executive Officer of the Company; and (iii) payable out of the Company's surplus or current net profits. No assurance can be given that the Company will make distributions at any time in the future.

We may not be able to raise sufficient capital or generate adequate revenue to meet our obligations and fund our operating expenses.

Failure to raise adequate capital and generate adequate sales revenues to meet our obligations and develop and sustain our operations could result in our having to curtail or cease operations. Additionally, even if we do raise sufficient capital and generate revenues to support our operating expenses, there can be no assurances that the revenue will be sufficient to enable us to develop our business to a level where it will generate optimal profits and cash flows from operations. Such matters may raise doubts about our ability to operate successfully on a long-term basis.

Compliance with existing and new regulations may result in additional expenses.

Compliance with changing laws, regulations, and standards requires significant amounts of management attention and external resources. This may result in increased general and administrative expenses and a

diversion of management time and attention from revenue-generating activities to compliance activities. We may not be able to absorb such costs at times.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company does not yet have any patents to protect its proprietary technology. As it develops parents in the future, the company must prosecute and maintain those patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The Company will depend upon strategic relationships to develop, exploit, and manufacture its services. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Our valuation and our offering price have been established internally and are difficult to assess.

Valuations for companies at this stage are generally difficult to ascertain. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether You, the Investor, are willing to pay this price for a percentage ownership of the Company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of Your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Company's Executive Team has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar

purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Offered Stock will be entrusting their funds to the Company's Executive Team under the supervision of the Director, upon whose judgment and discretion the investors must depend.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Common Stock at $0.25 per share, plus a $30 Investor Transaction Fee, see "Investing Process" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

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DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

The Company's Executive Team is as follows:

Name	Position	Approx. hours per week
Diondre Lewis	Chairman/Director/Founder	40
Sonja Nichols	Business Advisor	0
Tajah Lewis	CEO/President	40
Zach Jackson	VP Sales and Business	40
Julian Myers	VP Engineering	8
Dr. M. Shehab	Tech Advisor	0
Joshua Casher	Chief Marketing Officer	40
Charlie Bowers	SVP HR	8

BIOGRAPHIES

Diondre Lewis - Chairman and Founder
Diondre is an enterprise software expert with over 19 years of experience leading large and small technology organizations and delivering high-scale, agile software systems. A Computer Science Graduate of Duke University, Diondre is a Subject Matter Expert and hands-developer with Digital, Gaming, Mobility, Cloud, Blockchain and other Distributed Ledger Technologies. Diondre brings significant experience from Facebook, Google IBM, AT&T, Lowes, the Federal Reserve Bank, Regions Bank, Univers IBG Software, SavageX Fenty, Revolt.TV and a number of seed-stage startup operations.

Diondre is also the founder of IBG Institute, a 501(c)3 public charity that has helped tens of thousands of BIPOC students acquire high-paying tech jobs via free tech training programs and mentorship.

Julian Myers – VP Engineering
Julian is an engineering leader and distributed systems aficionado with over 15 years experience building, refactoring, and pioneering large-scale technical solutions. He is an expert in application performance monitoring, software development, design and consultancy with fortune 500 companies and federal entities.

Charlie Bowers – SVP Human Resources
Charlie is a global recruitment and talent acquisition leader, currently at Gusto, as the Head of Engineering Recruiting. He is passionate about the craft of recruiting and has a reputation for building strong diverse recruiting teams at companies, who empowers his teams to execute at a high level by providing a structured vision and clearly defining paths to success. Charlie has a Tech/ Fin-Tech background and an extensive career in talent and recruitment. His experience encompasses planning, designing, re-designing, and implementing systems, processes, infrastructures, and metrics that have improved talent planning, talent acquisition, and talent management while strengthening financial and operational performance under demanding business conditions. He has previously worked at some of the largest enterprise and fastest growing companies, including Affirm, Credit Karma, and Amazon.

Hugh McColl Jr. - Advisor
Former Chairman and CEO of Bank of America. Active in banking since around 1960, McColl was a driving force behind consolidating a series of progressively larger, mostly Southern banks, thrifts and financial institutions into a super-regional banking force, "the first ocean-to-ocean bank in the nation's history" Mr. McColl is not on the WAVE Board and does not have a financial interest in WAVE.

Zachary Jackson – VP Business Development
Zachary Jackson has carved a niche as a skilled Junior Developer, having spent over three years mastering web design and application development. At IBG Software, he honed his expertise, especially in React and Node.js. But it's not just tech where Zachary shines. As the VP of Business Development for Wave Mobile Technologies, he has showcased his strategic prowess by doubling the Company's driver network and expanding their portfolio of strategic partnerships. Fluent in a variety of tools, Zachary also possesses the unique gift of translating intricate technical terms into digestible insights.

Dr. Christopher Gay – Chief Medical Officer

Dr. Gay is the leader for WAVE's Non-Emergency Medical Transport initiative and will be instrumental as we expand our global offerings for safer, reliable medical transportation and delivery. Dr. Christopher Gay, a compassionate and accomplished board-certified pain physician, seamlessly blends medical expertise with an executive MBA to advance healthcare innovation. Based in Alaska, his unique background prepared him to navigate healthcare challenges in vastly different delivery systems. Graduating from Duke University and subsequently earning an MD from the University of North Carolina at Chapel Hill, Dr. Gay's journey began on the east coast. Rigorous training at Montefiore Medical Center-Bronx and New York's Presbyterian Hospital at Columbia University enriched his perspective, encompassing surgical internship, anesthesiology residency, and pain management fellowship. Dr. Gay's immersive experiences yielded a profound understanding of inpatient and outpatient medical dynamics. Seamlessly integrating technology and patient-centered care, he is helping to make healthcare more accessible to all.

The Company has six (6) employees on its staff and otherwise uses the services of contractors.

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OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows the shareholders of the Company as of August 16, 2023:

Name of Beneficial Owner	Amount of Common Stock Held	Percent of Voting Power Prior to Offering
Diondre Lewis	94,825,000	94.825%
Christopher Gay	2,200,000	2.20%
Sonja Nichols	2,000,000	2.00%
Brian Meltsner	500,000	0.5%
C. J. Anderson	100,000	0.1%
Charlie Bowers	100,000	0.1%
Michael Fields	100,000	0.1%
Quantoni Fulton	100,000	0.1%
Antonio Lewis	50,000	0.05%
Nic Ondriska	25,000	0.025%

The following table describes our capital structure as of August 16, 2023

Class of Equity	Authorized Amount	Issued	Outstanding	Available
Common	200,000,000	100,000,000	100,000,000	100,000,000

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USE OF PROCEEDS

The proceeds of this Offering will be used for the purposes outlined in this Memorandum, to include all expenses necessary for the operation of the Company and the commercial targets specifically set forth herein. More specifically, the proceeds will be used for:

1. Driver Onboarding/background checks for Atlanta, Los Angeles, Las Vegas, and Miami
2. Dedicated Vehicles
3. Marketing/Promotion expenses
4. Hiring of Regional Sales Managers and Sales Reps
5. Social Media Activation

Description	If Target Amount is Received	% if Target Amount is Received	If Maximum is Received	% if Maximum is Received
Total Raised	$5,300		$1,235,000	
Offering Costs, Campaign, etc.	$5,000	94.3%	$231,375	18.7%
Investor Transaction Fee	$300	5.7%	$74,100	6.0%
Net Proceeds	$0		$929,525	
Driver Onboarding/ background checks for Atlanta, Los Angeles, Las Vegas, and Miami			$95,000	7.7%
Purchase Dedicated Vehicles			$125,525	10.2%
Marketing/Promotion expenses			$450,000	36.4%
Hiring of Regional Sales Managers and Sales Reps			$200,000	16.2%
Social Media Marketing Expenses			$59,000	4.8%
Total Net Proceeds	$0	100%	$929,525	100%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

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FINANCIAL DISCUSSION

Financial statements

Our stated financial statements are attached herein as Exhibit D. The financial statements were prepared by Bunting CPA. The following discussion should be read in conjunction with our stated financial statements and the related notes included in this Offering Memorandum.

Overview

Company was registered in North Carolina on September 27, 2019. The company is a business-to-business operation that seeks to innovate the retail industry, specifically in the ride-sharing industry.

Liquidity and Capital Resources

As of August 1, 2023, the Company's cash on hand was $130,000.00. The Company's operations to date have been funded to date by contributions from its majority shareholder and sole Director, Diondre Lewis.

Currently, we estimate our burn rate (net cash out) to be on average $85,000.00 per month, but will increase with the proceeds of this Offering. That is a capital runway of 1.53 months. The success of this Offering will be critical for the ongoing success of the Company's plans, but Diondre Lewis, who initially funded the Company, will continue to provide any funding until the Offering ends.

Plan of Operations and Milestones

Wave currently operates in the following cities:

Rideshare:

1) Charlotte, NC
2) Atlanta, GA

Catering Delivery:

1) Charlotte, NC
2) Atlanta, GA
3) Orlando, FL
4) Los Angeles
5) Washington, DC
6) Hempstead, NY
7) Las Vegas, Nevada
8) San Diego, California
9) Chicago, Illinois
10) New Orleans, LA
11) San Francisco, CA
12) Louisville, KY

At the conclusion of the Offering, the Company will continue to expand its operations across Orlando, FL.

<u>Indebtedness</u>

 None.

<u>Related Party Transactions</u>

None.

<u>Recent Offerings of Securities</u>

No offerings have been undertaken in the past three years.

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DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In August 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share,

ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

<u>How we determined the offering price</u>

The offering price for our current offering was determined based on the following information:

The share price for the Offering is 10 times the projected revenue of $5,000,000 for the year 2023.

[***Remainder of page intentionally left blank***

**REGULATORY INFORMATION**

Disqualification

The company any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website.

The company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section lS(d) of the Exchange Act;

(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding:

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

INVESTING PROCESS

Information Regarding Length of Time of Offering

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC (i) a lump-sum cash fee of $20,500; (ii) a recurring cash fee of $15,000 per month for so long as the Offering is open; and (iii) a cash fee consisting of a eight and one half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering.

Investors will be required to pay an Investor Processing Fee of $30 to the Company at the time of the subscription to help offset transaction costs, but the Investor Processing Fee will be waived for those investors with investments over $2,500. The Broker will receive a cash commission on this fee. The maximum amount of the Investor Processing Fee for the offering Maximum of $1,235,000 is $74,100. That would be if each investor only invested the minimum investment amount. The amount of this Investor Processing Fee for the Target Offering amount would be $300.

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the

Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to a change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

*Rolling and Early Closings***:** The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12- month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

AMENDED AND RESTATED
SHAREHOLDERS' AGREEMENT
WAVE MOBILE TECHNOLIGIES, INC.

This Amended and Restated Shareholders' Agreement (this "Agreement") is made as of August 17, 2023, by and among Wave Mobile Technologies, Inc., a North Carolina corporation (the "Company"), and the persons whose names and addresses appear under the heading "Shareholders" on the signature pages hereto (each individually, a "Shareholder," and collectively, the "Shareholders").

In consideration of the mutual covenants set forth herein, the parties hereby agree as follows:

ARTICLE I. *Definitions.*

(a) As used in this Agreement, the following terms shall have the following meanings:

"Affiliate" shall mean, with respect to any person or entity, any other person or entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person or entity. For purposes of the foregoing sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person or entity, means the direct or indirect possession of the power to direct or cause the direction of the management or policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

"Articles" shall mean the Articles of Incorporation of the Company as in effect on the date hereof.

"Change of Control Transaction" shall mean consummation by the Company of (i) the sale or other disposition of all or substantially all of the Company's assets or (ii) a reorganization, merger or consolidation of the Company or sale of outstanding stock of the Company to any other person, entity or corporation in which the combined voting power of all securities of the Company immediately prior to such reorganization, merger, consolidation or sale of stock (or series of related transactions involving such a reorganization, merger, consolidation or sale of stock) represents less than fifty percent (50%) of the combined voting power of the Company or surviving company or its parent immediately after such reorganization, merger, consolidation or sale of stock (or series of related transactions involving such a reorganization, merger, consolidation or sale of stock).

"Common Stock" shall mean the Company's common stock, par value $0.001per share.

"Common Stock Equivalents" shall mean (i) any evidences of indebtedness, shares of stock or other securities directly or indirectly convertible into or exchangeable for shares of any class of Common Stock or (ii) any right, option or warrant to subscribe for, purchase or otherwise acquire, directly or indirectly, shares of any class of Common Stock; provided that, unless otherwise specified herein, for the purposes of computing the number of Shares either outstanding or held by a Shareholder, the Common Stock Equivalents outstanding or held by such Shareholder shall be deemed to be converted, exercised or exchanged for shares of Common Stock, whether or not such conversion, exercise or exchange has actually been effected.

"Permitted Transferee" shall mean, with respect to each of the Shareholders, (i) any Affiliate of such Shareholder or (ii) (A) if the Shareholder is a partnership, its partners or former partners, (B) if the

Shareholder is a corporation, its shareholders, (C) if the Shareholder is a limited liability company, its members or former members, and (D) if the Shareholder is an individual, to the Shareholder's family member or trust for the benefit of the Shareholder or the Shareholders' family member(s), in each case which Permitted Transferee is required by this Agreement to be bound by provisions of this Agreement applicable to the Shareholders.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Shares" shall mean shares of Common Stock or Common Stock Equivalents and "Share" shall mean any one such share.

"Transfer" shall mean any transfer, sale, conveyance, hypothecation, pledge, or other disposition, whether voluntary or by operation of law, of a Share, as well as the act of performing any of the foregoing.

(b) As used in this Agreement, each of the following capitalized terms shall have the meaning ascribed to them in the Section set forth opposite such term:

Term	Section
Co-Sale Notice	Section 3.3(a)
Co-Seller	Section 3.3(a)
Co-Seller Shares	Section 3.3(d)
Drag-Along Notice	Section 3.4
Drag-Along Sellers	Section 3.4
Fair Market Value	Section 3.2(e)
Majority Holders	Section 3.4
New Issuance	Section 5.1
Participant	Section 3.3(e)
Prohibited Transfer	Section 3.6(a)
Prohibited Transferor	Section 3.6(a)
RDF Trigger Date	Section 3.2(b)
Second Notice	Section 3.2(c)
Seller	Section 3.3(a)
Subject Shares	Section 3.2(a)
Transfer Notice	Section 3.2(a)

(c) The definitions in Article I shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context requires otherwise, the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The term "hereunder" shall mean this entire Agreement as a whole unless reference to a specific section of this Agreement is made.

ARTICLE II. *Certain Representations, Waivers, and Indemnifications.*

Section 2.1.   Representations. Each Shareholder acknowledges and represents that:

(a)   This Agreement was prepared with Shareholder's knowledge and consent by legal counsel for the Company;

(b)   Shareholder was advised by that counsel to consider seeking independent legal counsel to review this Agreement on Shareholder's behalf;

(c)   Shareholder had adequate time to seek the advice of independent counsel and to review this Agreement;

(d)   Shareholder either obtained such advice or knowingly and intentionally chose not to seek such advice;

(e)   Shareholder fully understands this Agreement and all of its terms and provisions, including, but not limited to, those provisions which significantly restrict Shareholder's ability to sell, transfer or otherwise dispose of Shareholder's Shares; and

(f)   The restrictions imposed upon Shareholder's Shares pursuant to this Agreement are reasonable.

Section 2.2.   Shares Acquired for Investment. Each Shareholder further acknowledges and represents that Shareholder has obtained and accepted the Shares in good faith, for investment and for Shareholder's own account, and not with a view to distribution or resale.

Section 2.3.   Title. Each Shareholder represents and warrants that Shareholder is the record and beneficial owner of the Shares and that Shareholder has not sold, transferred, pledged, or otherwise encumbered any of those Shares or Shareholder's interest in those Shares.

Section 2.4.   Indemnity. Each Shareholder agrees to indemnify and hold the Company and the other Shareholders harmless from and against any and all liabilities, costs or expenses, including reasonable attorneys' fees, resulting from or arising out of any sale, transfer or other disposition of the Shares otherwise than in accordance with the terms and provisions of this Agreement.

ARTICLE III. *Limitations on Transfer.*

Section 3.1.   General Restriction. Subject to the terms of this Article III, no Shareholder shall, directly or indirectly, Transfer any Shares or any right, title or interest therein or thereto except in compliance with the terms of this Agreement, and any attempted Transfer in violation of this provision shall be null and void.

Section 3.2.   Right of First Refusal.

(a) In the event that any Shareholder proposes to Transfer any Shares, whether such Shares are held now or acquired hereafter by such Shareholder, to any person or entity other than as permitted pursuant to Section 3.5 hereof, the Company or its assignee and the non-transferring Shareholders shall have a right of first refusal on the terms described below to purchase the Shares proposed to be Transferred (the "Subject Shares"). Each transferring Shareholder agrees to enter into a non-binding term sheet or other non-binding agreement in principle with the proposed transferee on the material terms of the proposed Transfer, and promptly thereafter such transferring Shareholder shall give written notice (the "Transfer Notice") to the Company or its assignee and each of the non-transferring Shareholders of the proposed Transfer. The Transfer Notice shall describe in reasonable detail the material terms of the proposed Transfer, including, without limitation, the number and type of Subject Shares, the proposed transfer price and consideration to be paid, and the name and address of the proposed transferee.

(b) The Company or its assignee shall have ten (10) business days following the RDF Trigger Date (as defined below) to agree to purchase all of the Subject Shares at the price and upon the terms specified in the Transfer Notice (subject to Section 3.2(e) below) by giving written notice to the transferring Shareholder of its intent to purchase the Subject Shares. Notwithstanding the foregoing, the Company or its assignee may purchase less than all of the Subject Shares if any of the non-transferring Shareholders exercise the right to purchase under Section 3.2(c) below such that, in the aggregate, all of the Subject Shares will be purchased by the Company or its assignee and the non-transferring Shareholders exercising their right of first refusal. As used herein, "RDF Trigger Date" shall mean the date of delivery of the Transfer Notice or the date on which the Fair Market Value of any non-cash consideration is determined pursuant to Section 3.2(e) below, whichever is later.

(c) In the event the Company or its assignee refuses or fails to deliver written notice of intent to purchase all of the Subject Shares within such ten (10) business day period, the transferring Shareholder shall notify the Company and the non-transferring Shareholders in writing promptly (and in any event within five (5) business days) after the expiration of such period (the "Second Notice"). The Company or its assignee and the non-transferring Shareholders shall have ten (10) business days following delivery of the Second Notice to agree to purchase, in the aggregate, all of the Subject Shares at the price and upon the terms specified in the Transfer Notice (subject to Section 3.2(d)(d) below) by giving written notice to the transferring Shareholder and stating the number of Shares to be purchased by the Company or its assignee and each non-transferring Shareholder electing to exercise Shareholder's right of first refusal. If the non-transferring Shareholders desire to purchase more of the Subject Shares than the amount which is to available to purchase, the Subject Shares shall be allocated for purchase on a pro rata basis among such desiring non-transferring Shareholders based on their respective ownership percentages in the Company (and excluding, for purposes of such calculation, the transferring Shareholder and all non-transferring Shareholders not desiring to purchase Shares in such round) (the "Allocation"). If any non-transferring Shareholder elects to purchase fewer Subject Shares than is available to Shareholder under the Allocation, then the Company or its assignee and any other non-transferring Shareholders electing to exercise the right of first refusal hereunder may purchase the remaining Subject Shares. The closing of the sale of Shares to the non-transferring Shareholders and the Company or its assignee shall take place no later than

sixty (60) days following delivery of the Second Notice to the non-transferring Shareholders.

(d) After complying with the notice provisions described above in this Section 3.2, and subject to the terms and conditions of Section 3.3 below, in the event the Company or its assignee or the non-transferring Shareholders fail to deliver notice of intent to purchase, in the aggregate, all of the Subject Shares in accordance with Section 3.2(b) and(b) (c), the transferring Shareholder may, not later than ninety (90) days following delivery of the Second Notice, conclude a Transfer of any or all of the Subject Shares at the same or a greater price per Share and on other terms and conditions not materially more favorable to the transferring Shareholder than those described in the Transfer Notice. Any proposed Transfer at a lower price per Share or on other terms or conditions materially more favorable to the transferring Shareholder than those described in the Transfer Notice, as well as any subsequent proposed Transfer of any of the Subject Shares by the transferring Shareholder, shall again be subject to the rights of first refusal and shall require compliance by the transferring Shareholder with the procedures described in this Section 3.2. In addition, any sale of Shares by the transferring Shareholder to the proposed transferee identified in the Transfer Notice will also be subject to the co-sale rights set forth in Section 3.3 below.

(e) Notwithstanding anything in this Section 3.2 to the contrary, the purchase price for any purchase of Subject Shares by a non-transferring Shareholder, the Company or its assignees pursuant to this Section 3.2 shall be paid entirely in cash. To the extent that all or any portion of the per share consideration specified in a Transfer Notice is not cash, the cash purchase price per Share paid by the non-transferring Shareholders, the Company or its assignees shall equal the per Share cash consideration (if any) specified in the Transfer Notice plus the Fair Market Value of the non-cash consideration per Share as of the date the Transfer Notice is delivered to the Company. For purposes hereof, the "Fair Market Value" of any non-cash consideration shall be determined as follows:

   (1) If the non-cash consideration consists of securities traded on a national securities exchange, such "Fair Market Value" shall mean the average daily closing sales price of such securities over the ten (10) consecutive trading days preceding the date on which such Fair Market Value of such securities is required to be determined hereunder.

   (2) If the non-cash consideration consists of securities actively traded over the counter, such "Fair Market Value" shall mean the average of the closing bid prices over the ten (10) consecutive trading days preceding the date on which such Fair Market Value of such securities is required to be determined hereunder.

   (3) If the non-cash consideration does not consist of publicly traded securities, such "Fair Market Value" shall be such amount as is determined to be the fair market value of the non-cash consideration as of the date such Fair Market Value is required to be determined hereunder as determined by (x) the Company and the holders of a majority of outstanding Shares held by the non-transferring Shareholders, on the one hand, and the transferring Shareholder, on the other hand, through good faith negotiations; (y) an investment banking firm of good reputation mutually acceptable to both the Company and the non-transferring Shareholders, on the one hand, and the transferring Shareholder, on the other hand, if the Company, the non-transferring Shareholders and the transferring Shareholder do not agree upon the Fair Market Value of such non-

cash consideration within ten (10) business days after the date as of which such Fair Market Value is to be determined; or (z) an investment banking firm of good reputation selected by two investment banking firms of good reputation (one of which shall be chosen by the Company and the holders of a majority of outstanding Shares, on an as-converted-to-Common Stock basis, held by the non-transferring Shareholders, on the one hand, and one of which shall be chosen by the transferring Shareholder, on the other hand), if the Company, the non-transferring Shareholders and the transferring Shareholder do not mutually agree upon an investment banking firm to determine the Fair Market Value of the non-cash consideration pursuant to clause (y) above within ten (10) business days after the expiration of the ten (10) business day period referred to in clause (y) above. The fees and expenses of a mutually acceptable investment banking firm selected under clause (y) above shall be shared equally between the Company and the transferring Shareholder. The fees and expenses of an investment banking firm chosen by the Company and the non-transferring Shareholders under clause (z) above shall be borne by the Company, fees and expenses of an investment banking firm chosen by the transferring Shareholder under clause (z) above shall be borne by the transferring Shareholder, and the fees and expenses of the third investment banking firm selected by the first two investment banking firms under clause (z) above shall be shared equally between the Company and the transferring Shareholder.

(f)   The obligations of a Shareholder under this Section 3.2 shall be binding upon any transferee of Shares. Any transferee of Shares in a transaction subject to this Section 3.2 who is not already a party to this Agreement shall, prior to the closing of the Transfer, furnish to the Company a written agreement, in form and content reasonably acceptable to the Company, to be bound by and comply with all provisions of this Agreement applicable to a Shareholder.

Section 3.3.   Tag-Along Rights.

(a)   At least twenty (20) days prior to the closing of any Transfer of forty percent (40%) or more of the then currently outstanding Shares by any Shareholder to any person or entity other than a Permitted Transferee, such Shareholder (the "Seller") shall promptly give written notice of such Transfer (a "Co-Sale Notice") to the other Shareholders (each a "Co-Seller") and the Company. The Co-Sale Notice shall state that forty percent (40%) or more of the then currently outstanding Shares is proposed to be Transferred in a transaction that does not constitute a permitted Transfer under Section 3.5 hereof and shall describe in reasonable detail the material terms of the proposed Transfer, including, without limitation, the number and type of Shares to be Transferred, the nature of such Transfer, the Transfer price and consideration to be paid, and the name and address of each proposed transferee. A Transfer Notice under Section 3.2(a) above and a Co-Sale Notice under this Section 3.3(a) may be one and the same.

(b)   Each Co-Seller shall have the right, in accordance with the terms and conditions set forth below and exercisable upon written notice to the Seller within ten (10) days after delivery of the Co-Sale Notice, to participate in such Transfer on the same terms and conditions specified in the Co-Sale Notice. To the extent that one or more of the Co-Sellers exercise (or have exercised on their behalf) such right of participation, the number of Shares that Seller may Transfer in the transaction shall be correspondingly reduced.

(c)   Each Co-Seller who elects to participate pursuant to Section 3.3(b)(b) above, may sell to the proposed transferee all or any part of that number of Shares equal to the product obtained by multiplying (i) the aggregate number of Shares to be sold by Seller by (ii) a fraction, the numerator of which is the aggregate number of outstanding Shares owned by such Co-Seller at the time of the Transfer and the denominator of which is the total number of then currently outstanding Shares as of the date of Transfer.

(d)   Notwithstanding anything in this Article III to the contrary, in the event the Shares held by a proposed Co-Seller (the "Co-Seller Shares") hereunder consist of a different class or series of Shares than, and are not convertible into, the Shares proposed to be Transferred by the Seller under the Co-Sale Notice, such proposed Co-Seller shall have no right to participate in the proposed sale described in the Co-Sale Notice without the consent of the Seller and the proposed transferee.

(e)   Each Co-Seller who elects pursuant to this Section 3.3 to participate in the sale of Shares subject to the Co-Sale Notice (a "Participant") shall effect its participation in the sale by delivering for Transfer to the proposed transferee one or more certificates, properly endorsed for Transfer, which represent the type and number of Shares which such Participant elects and is permitted to sell.

(f)   The Share certificate or certificates that the Participant delivers pursuant to Section 3.3(e)(e) above shall be Transferred to the proposed transferee in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Co-Sale Notice, and the proposed transferee shall concurrently therewith remit to such Participant that portion of the sale proceeds to which such Participant is entitled by reason of such Participant's participation in such sale. Each Participant and the Seller shall share, on a pro rata basis (based on the proceeds received), the reasonable legal, investment banking and other out-of-pocket expenses incurred by the Seller in connection with the Transfer. To the extent that any proposed transferee prohibits such assignment or otherwise refuses to purchase Shares from a Participant exercising rights of co-sale hereunder, Seller shall not sell to such prospective transferee any Shares unless and until, simultaneously with such sale, Seller shall purchase such Shares from such Participant.

(g)   The exercise or non-exercise of the rights of the Participants hereunder to participate in one or more sales of Shares by Seller shall not adversely affect their rights to participate in subsequent sales of Shares subject to Section 3.3(a)(a).

(h)   After complying with the notice provisions described above in this Section 3.3, and subject to the terms and conditions of Section 3.2 above, if no election is made by or on behalf of any of the Co-Sellers to participate in the sale of Shares subject to the Co-Sale Notice, Seller may, not later than ninety (90) days following delivery to the Company and each of the Co-Sellers of the Co-Sale Notice, complete the Transfer of Shares contemplated by the Co-Sale Notice at the same or a lower price as that specified in the Co-Sale Notice and on other terms and conditions not materially more favorable to the Seller than those described in the Co-Sale Notice. Any proposed Transfer on terms and conditions materially more favorable than those described in the Co-Sale Notice, as well as any subsequent proposed Transfer of any of the Shares by Seller, shall again be subject to the co-sale rights of the Co-Sellers and shall require compliance by Seller with the procedures described in this Section 3.3.

Section 3.4. **Drag-Along Rights.** In the event that the holders of at least a majority of the outstanding Shares calculated on an as-converted-to-Common-Stock and non-diluted basis (the

"Majority Holders") accept an offer to purchase their Shares from a bona fide third party, the Majority Holders shall send a written notice (the "Drag-Along Notice") to the other Shareholders (the "Drag-Along Sellers") specifying the name of the purchaser, the consideration payable per Share and a summary of the material terms of such proposed purchase. Upon receipt of a Drag-Along Notice, each Drag-Along Seller shall be obligated to (i) sell all of its Shares, free of any encumbrance, in the transaction contemplated by the Drag-Along Notice on the same terms and conditions as the Majority Holders (including payment of its pro rata share of all costs associated with such transaction), and (ii) otherwise take all necessary action to cause the consummation of such transaction, including voting its Shares in favor of such transaction and not exercising any appraisal rights in connection therewith. Each Drag-Along Seller further agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested of it by the Majority Holders, and hereby appoint the Majority Holders, acting jointly, as its attorney-in-fact to do the same on its behalf.

Section 3.5. Permitted Transfers.

(a) Notwithstanding anything else herein to the contrary, the provisions of Section 3.1, Section 3.2 and Section 3.3 shall not apply to:

(1) any Transfer to a Permitted Transferee of the person or entity making the Transfer;

(2) any Transfer to the Company or one or more Shareholders; provided that, no Transfer shall be made pursuant to clause (i) unless the Permitted Transferee shall furnish to the Company a written agreement, in form and content reasonably acceptable to the Company, to be bound by and comply with all provisions of this Agreement in the same manner as were applicable to the transferor at the time of the Transfer;

(3) any Transfer made made pursuant to an Initial Public Offering; or

(4) any Transfer made to an Accredited Investor as determined in accordance with the Company's standard due diligence regarding such accreditation; and

(b) All Shares Transferred hereunder, regardless of whether or not the transferee was a Permitted Transferee, shall remain subject to the restrictions of Shares held by the Shareholders hereunder, and such transferee shall be treated as a "Shareholder" for purposes of this Agreement.

Section 3.6. Prohibited Transfers.

(a) In the event any Shareholder (a "Prohibited Transferor") should sell any Shares in contravention of the right of first refusal or other rights of any Shareholder under this Agreement (a "Prohibited Transfer"), each other Shareholder shall have, in addition to such other remedies as may be available at law, in equity or hereunder, the put option provided below, and the Prohibited Transferor shall be bound by the applicable provisions of such option.

(b) In the event of a Prohibited Transfer in violation of Section 3.2 or Section 3.3 of this Agreement, each Shareholder shall have the right to sell to the Prohibited Transferor the type and number of Shares equal to the number of Shares such Shareholder would have been entitled to Transfer to the transferee under Section 3.3 had the Prohibited Transfer hereof been effected pursuant to and in compliance with the terms thereof. Such sale shall be made on the following terms and conditions:

(1) The price per Share at which the Shares are to be sold to the Prohibited Transferor shall be equal to the price per Share that would have been paid by the transferee to the Prohibited Transferor had the Prohibited Transfer been made in accordance with Section 3.3. The Prohibited Transferor shall also reimburse such Shareholder for any and all reasonable fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Shareholder's rights under Section 3.2 or Section 3.3 and this Section 3.6 with respect to such Shares.

(2) Within ninety (90) days after the later of the dates on which (A) notice of the Prohibited Transfer was delivered to the Shareholder or (B) the Shareholder otherwise obtained actual knowledge of the Prohibited Transfer, such Shareholder shall, if exercising the put option created hereby, deliver to the Prohibited Transferor the certificate or certificates representing Shares to be sold, each certificate to be properly endorsed for Transfer.

(3) The Prohibited Transferor shall, upon receipt of the certificate or certificates for the Shares to be sold by the Shareholder pursuant to this Section 3.6(b), pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses as specified in Section 3.6(b)(1), in cash or by other means acceptable to such Shareholder.

(c) Notwithstanding the foregoing, any attempt by the Prohibited Transferor to Transfer Shares in violation of Section 3.2 or Section 3.3 hereof shall be void and the Company agrees it will not effect such a Transfer.

ARTICLE IV. *Legend.*

Section 4.1. Each certificate representing Shares now or hereafter owned by any Shareholder or issued to any person or entity in connection with a Transfer shall be endorsed with the following legend; provided, however, that the Company may elect to award Shares uncertificated:

"THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN SHAREHOLDERS' AGREEMENT BY AND BETWEEN THE COMPANY AND CERTAIN HOLDERS OF SHARES OF THE COMPANY, INCLUDING THE HOLDER OF THIS CERTIFICATE. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY."

Section 4.2. Each Shareholder agrees that the Company may instruct its transfer agent to impose Transfer restrictions on the Shares represented by certificates bearing the legend referred to in Section 4.1 above to enforce the provisions of this Agreement. The legend shall be removed upon termination of this Agreement.

ARTICLE V. *Preemptive Rights.*

Section 5.1. Preemptive Right. The Company shall give each Shareholder thirty (30) days' prior written notice of the proposed issuance or sale by the Company of any Common Stock or any Common Stock Equivalent (each, a "New Issuance") other than Common Stock or Common Stock Equivalents issued or sold by the Company (i) to the Company's employees, consultants or directors pursuant to arrangements approved by the Board of Directors, (ii) in connection with acquisitions of other companies or businesses, (iii) as a stock split or stock dividend, (iv) pursuant to the exercise, conversion or exchange of any then outstanding Common Stock Equivalent, (v) pursuant to a public

offering registered under the Securities Act, or (vi) in connection with a Change of Control Transaction. Such notice shall specify the number and class of securities to be issued, the rights, terms and privileges thereof, the price at which such securities shall be issued and the portion such Shareholder shall be entitled to purchase pursuant to this Section 5.1. Each Shareholder shall be entitled to purchase that portion of a New Issuance equal to a fraction, the numerator of which shall be the total number of Shares owned by such Shareholder, giving effect, without duplication, to all Common Stock Equivalents owned by such Shareholder, whether or not then convertible, exercisable or exchangeable, but only to the extent then vested, and the denominator of which shall be the total number of Shares then outstanding, giving effect, without duplication, to all Common Stock Equivalents outstanding, whether or not then convertible, exercisable or exchangeable, but only to the extent then vested (including such Shareholder's Shares), at the most favorable price and on the most favorable terms as are offered to any other Persons, by giving written notice of such election to the Company within fifteen (15) days after notice of such New Issuance has been given to such Shareholder; provided, however, that no Shareholder shall have any right to purchase securities pursuant to this Section 5.1 if, prior to a sale of securities to such Shareholder pursuant to this Section, such securities would be required to be registered under the Securities Act. The failure of a Shareholder to give any written notice specified in this Section 5.1 within the time period specified herein shall be deemed to be a waiver of such Shareholder's rights under this Section 5.1.

Section 5.2. **Closing of New Issuance.** Upon the expiration of the offering period described above, the Company shall be entitled to sell such securities which the Shareholders have not elected to purchase during the ninety (90)-day period following such expiration at a price and on terms and conditions no more favorable to the purchasers thereof than those offered to the Shareholders. Any such securities offered or sold by the Company after such ninety (90)-day period must be reoffered to the Shareholders pursuant to the terms of this Section. The closing of any purchase by the Shareholders pursuant to Section 5.1 shall be held at the time and place of the closing of, and on the same terms and conditions as, the New Issuance, or at such other time and place as the parties to the transaction may agree. At such closing, the participating Shareholders shall deliver, by certified or official bank check or wire transfer, so much of the purchase price for its portion of the New Issuance as is payable in cash and shall pay the balance in accordance with the agreed upon terms of the transaction, and all parties to the transaction shall execute such documents as are otherwise customary and appropriate.

ARTICLE VI. *Governance.*

Section 6.1. **Board Composition.** Each Shareholder shall vote all of the voting securities of the Company over which such Shareholder has voting control and shall take all other necessary or desirable actions within its control (whether in its capacity as a shareholder, director, member of a board committee or officer of the Company or otherwise, and including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary or desirable actions within its control (including calling special board and shareholder meetings), so that during the term of this Agreement"

(a) the authorized number of directors constituting the entire Board of Directors shall be one (1);

(b) until so removed pursuant to the terms of this Agreement, Diondre Lewis shall serve as the sole Director;

(c) any member of the Board of Directors who shall be designated for removal from the Board of Directors by the Person(s) authorized to designate such member for election pursuant to this Agreement shall be removed from the Board of Directors; and

(d) any vacancy on the Board of Directors created by reason of the death, removal or resignation of a member shall be filled by an individual designated by the Person(s) authorized to designate such member for election pursuant to this Agreement.

ARTICLE VII. *Miscellaneous.*

Section 7.1. Additional Shareholders. Each person or entity to whom a Shareholder transfers Shares or who acquires Shares after the date hereof shall become a party hereto and shall be bound hereby as a "Shareholder." No Shareholder shall Transfer any securities to any person or entity unless such person or entity enters into a supplementary agreement with the Company, in form and content reasonably acceptable to the Company, agreeing to be bound by the terms hereof in the same manner as the other Shareholders. Such supplementary agreement shall not require the signature or consent of any party hereto other than the Company.

Section 7.2. Conditions to Exercise of Rights. Exercise of each party's rights under this Agreement shall be subject to and conditioned upon, and each party shall use commercially reasonable efforts to assist each other party in, compliance with applicable laws.

Section 7.3. Governing Law. This Agreement shall be governed by and construed under the laws of the State of North Carolina.

Section 7.4. No Waiver. The failure of the Corporation or a Shareholder to insist upon a strict performance of any of the terms and conditions set forth herein shall not be deemed a waiver of any rights or remedies that the Corporation or a Shareholder may have and shall not be deemed a waiver of any subsequent breach or default in the terms and conditions contained herein.

Section 7.5. Remedies. A party hereto shall be entitled to any and all remedies available to that party at law or in equity with respect to damages incurred as a result of a misrepresentation or breach by any other party as to any term or provision hereof, including, without limitation, recovery of reasonable attorneys' fees. Notwithstanding the foregoing, the parties acknowledge and agree that recovery of monetary damages may not be a sufficient or adequate remedy for certain breaches of the terms and provisions hereof. Consequently, a party shall be entitled to injunctive relief and specific performance with respect to any and all terms and provisions hereof.

Section 7.6. Amendment. Any provision of this Agreement may be amended, and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of (a) as to the Company, only by the Company, and (b) as to Shareholders, by the holders of a majority of outstanding Shares held by such Shareholders; provided that any Shareholder may waive any of such Shareholder's rights hereunder without obtaining the consent of any other person or entity. Any amendment or waiver effected in accordance with clauses (a) or (b) of this Section 7.6 shall be binding upon each party hereto and each such party's successors and permitted assigns.

Section 7.7. Assignment of Rights. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, the parties' respective successors, permitted assigns and legal representatives. The rights and obligations of the Company under this Agreement shall inure to the benefit of, and be binding upon, any successor to the Company.

Section 7.8.   Term. This Agreement shall terminate upon the earliest of (i) immediately prior to the consummation of a Change of Control Transaction, (ii) immediately prior to the consummation of a Qualified Public Offering, (iii) the date on which this Agreement is terminated by a writing executed by the Company and the holders of a majority of outstanding Shares held by the Shareholders, and (iv) the dissolution of the Company.

Section 7.9.   Notices. Any notice permitted or required by this Agreement shall be in writing and shall be deemed to have been sufficiently served on the date the same is electronically mailed, placed in overnight courier service, or in the United States mail, via certified mail or registered mail, return receipt requested, with proper postage prepaid.

Section 7.10. Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 7.11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 7.12. Conflict of Provisions.   To the extent that any provision of this Agreement is in conflict or is inconsistent with the Bylaws or Charter of the Corporation, the provisions of this Agreement shall control, and each of the parties shall, if called upon to do so by any other party, vote in favor of a special resolution amending the Charter or Bylaws to remove the conflict or inconsistency.

Section 7.13. Binding Effect.   This Agreement shall inure to the benefit of and be binding upon the heirs, successors, assigns and transferees of the Shareholders, the Corporation, and all other parties hereto, except as otherwise provided in this Agreement.

Section 7.14. Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement between the parties relative to the specific subject matter hereof. Any previous agreement among the parties relative to the specific subject matter hereof is superseded by this Agreement.

Section 7.15. Pledge of Shares Prohibited.   N Shareholder shall encumber or use any Shares as security for any loan, except upon the written consent of all the parties to this Agreement, or except as otherwise provided hereunder.

Section 7.16. Shareholder Obligations.   Each Shareholder to this Agreement recognizes and acknowledges the value of the Corporation is dependent on the specific Shareholders made parties to this Agreement exercising their individual rights as Shareholders in matters of corporate governance. Therefore, each Shareholder agrees to use their unique knowledge and experience in making decisions regarding corporate governance.

[SIGNATURES APPEAR ON NEXT PAGE]

INTENDING TO BE BOUND the parties have signed this agreement as of the date first above written.

The Company:

Diondre Lewis

By: Diondre Lewis
Title: Chairman, Sole Director

EXHIBIT C
BYLAWS
WAVE MOBILE TECHNOLOGIES, INC.

ARTICLE VIII. *Corporate Offices*

Section 8.1. Registered Office and Agent. The registered office of the corporation shall be at such place as periodically determined by the board of directors.

Section 8.2. Other Offices. The board of directors may at any time establish other offices at any place or places, either within or outside of the State of North Carolina, where the corporation is qualified to do business.

ARTICLE IX. *Meetings Of Stockholders*

Section 9.1. Place of Meetings. Meetings of stockholders shall be held at any place, within or outside the State of North Carolina, designated by the board of directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation or the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but will instead be held solely by means of remote communication as provided under Section 211 of the North Carolina Business Corporation Act ("NCBCA").

Section 9.2. Annual Meetings. The annual meeting of stockholders shall be held each year on a date and at a time designated by the board of directors, which date shall be within thirteen (13) months of the last annual meeting of the stockholders or, if no such meeting has been held, the date of incorporation. At the meeting, directors shall be elected and any other proper business may be transacted.

Section 9.3. Special Meetings. A special meeting of the stockholders may be called at any time by the board of directors, the chair of the board, the Chief Executive Officer (CEO), or by one or more stockholders holding shares in the aggregate entitled to cast not less than sixty percent (60%) of the votes at that meeting.

If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by other facsimile transmission to the chair of the board, the Chief Executive Officer (CEO) or the secretary of the corporation. No business may be transacted at such special meeting other than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Section 9.4 and Section 9.5 of this Article IX, that a meeting will be held at the time requested by the person or persons who called the meeting not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 9.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

Section 9.4. Notice of Stockholders' Meetings. All notices of meetings of stockholders shall be given in accordance with the NCBCA and shall be sent or otherwise given to each stockholder entitled

to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting in accordance with these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice.

Section 9.5. Manner of Giving Notice; Affidavit of Notice. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at their address as it appears on the records of the corporation, or if electronically transmitted as provided in Section 15.1 of these bylaws. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 9.6. Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chair of the meeting or (ii) the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any questions brought before such meeting, unless the question is one upon which, by express provision of the laws or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of the question.

Section 9.7. Adjourned Meeting; Notice. When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 9.8. Conduct of Business. The chair of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such matters as the regulation of the manner of voting and the conduct of business.

Section 9.9. Voting. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 9.12 of these bylaws and subject to the provisions of the NCBCA (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements). Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by an inspector of election unless so determined by the holders of the shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person at such meeting.

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder.

Section 9.10. Waiver of Notice. Whenever notice is required to be given under any provision of the NCBCA, the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need to be specified in any written waiver of notice, or any waiver by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

Section 9.11. Stockholder Action by Written Consent Without a Meeting. Unless otherwise provided in the certificate of incorporation, any action required by this article to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (b) delivered to the corporation in accordance with Section 228(a) of the NCBCA.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section 9.11. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section 9.11 to the extent permitted by law. Any such consent shall be delivered in accordance with the NCBCA.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law) as provided under the NCBCA. If the action which is consented to is such as would have required the filing of a certificate under any Section of the NCBCA if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in the NCBCA.

Section 9.12. Record Date for Stockholder Notice; Voting; Giving Consents. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of

any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If the board of directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation; and

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

Section 9.13. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of 10 days ending on the day before the meeting date(i) during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held or (ii) by a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting. If the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is only available to the stockholders. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 9.14. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for them by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

ARTICLE X. *Directors*

Section 10.1. Powers. Subject to the provisions of the NCBCA and any limitation in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

Section 10.2. Number of Directors. The board of directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the board of directors.

Section 10.3. Election, Qualification and Term of Office of Directors. Except as provided in Section 10.4 of these bylaws, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until their successor is elected and qualified or until their earlier resignation or removal.

Section 10.4. Resignation and Vacancies. Any director may resign at any time upon notice given in writing or by electronic transmission to the attention of the secretary of the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(a) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(b) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any stockholder may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Superior Court of North Carolina for a decree summarily ordering an election.

Section 10.5. Place of Meetings; Meetings by Telephone. The board of directors of the corporation may hold meetings, both regular and special, either within or outside the State of North Carolina. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 10.6. Regular Meetings. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 10.7. Special Meetings; Notice. Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairman of the board.

Notice of the time and place of special meetings shall be:

    (a)   delivered personally by hand, by courier or by telephone;

    (b)   sent by United States first-class mail, postage prepaid;

    (c)   sent by facsimile; or

    (d)   sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the corporation's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least forty-eight (48) hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four (4) days before the time the meeting is to be held. Any oral notice may be communicated to a director. The notice need not specify the place of the meeting (if the meeting is to be held at the corporation's principal executive office) nor the purpose of the meeting.

Section 10.8. Quorum. At all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Section 10.9. Waiver of Notice. Whenever notice is required to be given under any provision of the NCBCA, the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor other purpose of, any regular or special meeting of the directors, or a committee of directors, need to be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

Section 10.10. Board Action by Written Consent Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, (1) any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission; and (2) a consent may be documented, signed and delivered in any matter permitted by the NCBCA.

Section 10.11. Fees and Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving

the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 10.12. **Approval of Loans to Officers**. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing contained in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

Section 10.13. **Removal of Directors**. Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE XI. *Committees*

Section 11.1. **Committees of Directors**. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, with each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve, adopt or recommend to the stockholders any action or matter the NCBCA expressly requires be submitted to the stockholders for approval, or (ii) adopt, amend or repeal the bylaws.

Section 11.2. **Committee Minutes**. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

Section 11.3. **Meetings and Action of Committees**. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article X of these bylaws, Section 10.5 (place of meetings and meetings by telephone), Section 10.6 (regular meetings), Section 10.7 (special meetings and notice), Section 10.8 (quorum), Section 10.9 (waiver of notice), and Section 10.10 (action by written consent without a meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the board of directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings

of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE XII. *Officers*

Section 12.1. Officers. The officers of the corporation shall be a Chief Executive Officer (CEO), a secretary, and a chief financial officer/treasurer. The corporation may also have, at the discretion of the board of directors, a chair of the board, one or more vice presidents, one or more assistant vice presidents, one or more assistant secretaries, and one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 12.3 of these bylaws. Any number of offices may be held by the same person.

Section 12.2. Appointment of Officers. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 12.3 or Section 12.5 of these bylaws, shall be appointed by the board of directors, subject to the rights, if any, of an officer under any contract of employment.

Section 12.3. Subordinate Officers. The board of directors may appoint, or empower the Chief Executive Officer (CEO) to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

Section 12.4. Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

Section 12.5. Vacancies in Offices. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

Section 12.6. Chair of the Board. The chair of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directors and of the stockholders at which they shall be present, and exercise and perform such other powers and duties as may from time to time be assigned to the chair by the board of directors or as may be prescribed by these bylaws. If there is no Chief Executive Officer (CEO), then the chair of the board shall also be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 12.7 of these bylaws.

Section 12.7. Chief Executive Officer (CEO). Subject to such supervisory powers, if any, as may be given by the board of directors to the chair of the board, if there be such an officer, the Chief Executive Officer (CEO) shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. The president shall, if present, preside at all meetings of the stockholders and, in the absence or nonexistence of a chair of the board, at all meetings of the board of directors, and shall have the general powers and duties of management usually vested in the office of Chief Executive Officer

(CEO) of a corporation and such other powers and duties as may be prescribed by the board of directors or these bylaws.

The Chief Executive Officer (CEO) shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

Section 12.8. Vice Presidents. In the absence or disability of the Chief Executive Officer (CEO), the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the Chief Executive Officer (CEO) and when so acting shall have all the powers of, and be subject to all the restrictions upon, the Chief Executive Officer (CEO). The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the Chief Executive Officer (CEO) or the chair of the board.

Section 12.9. Secretary. The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the board of directors required to be given by law or by these bylaws. The secretary shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Section 12.10. Chief Financial Officer. The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. The chief financial officer shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the Chief Executive Officer (CEO) and directors, whenever they request it, an account of all transactions as chief financial officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Section 12.11. Assistant Secretary. The assistant secretary, or, if there is more than one, the assistant secretaries in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of their inability or refusal to act, perform the duties and exercise the powers of the secretary and

shall perform such other duties and have such other powers as may be prescribed by the board of directors or these bylaws.

Section 12.12. **Assistant Treasurer**. The assistant treasurer, or, if there is more than one, the assistant treasurers, in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the chief financial officer or in the event of their inability or refusal to act, perform the duties and exercise the powers of the chief financial officer and shall perform such other duties and have such other powers as may be prescribed by the board of directors or these bylaws.

Section 12.13. **Representation of Shares of Other Corporations**. The chair of the board, the Chief Executive Officer (CEO), any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the Chief Executive Officer (CEO) or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 12.14. **Authority and Duties of Officers**. In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors or the stockholders.

ARTICLE XIII. *Indemnity*

Section 13.1. **Third-Party Actions**. Subject to the provisions of this Article XIII, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that they are or were a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the corporation, which approval shall not be unreasonably withheld) actually and reasonably incurred in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful.

Section 13.2. **Actions by or in the Right of the Corporation**. Subject to the provisions of this Article XIII, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that they are or were a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or

settlement of such action or suit, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the North Carolina Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the North Carolina Court of Chancery or such other court shall deem proper. Notwithstanding any other provision of this Article XIII, no person shall be indemnified hereunder for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended.

Section 13.3. Successful Defense. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 13.1 or Section 13.2, or in defense of any claim, issue or matter therein, they shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

Section 13.4. Determination of Conduct. Any indemnification under Section 13.1 or Section 13.2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because they have met the standard of conduct set forth in Section 13.1 or Section 13.2, as applicable. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (ii) if such quorum is not obtainable or, even if obtainable, as a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. Notwithstanding the foregoing, a director, officer, employee or agent of the corporation shall be entitled to contest any determination that the director, officer, employee or agent has not met the applicable standard of conduct set forth in Section 13.1 or Section 13.2 by petitioning a court of competent jurisdiction.

Section 13.5. Payment of Expenses in Advance. Expenses incurred in defending a civil or criminal action, suit or proceeding, by an individual who may be entitled to indemnification pursuant to Section 13.1 or Section 13.2, shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified by the corporation as authorized in this Article XIII.

Section 13.6. Indemnity Not Exclusive. The indemnification and advancement of expenses provided by or granted pursuant to the other sections of this Article XIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office.

Section 13.7. Insurance Indemnification. The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by them in any such capacity or arising out of their status as such, whether or not the corporation would have the power to indemnify them against such liability under the provisions of this Article XIII.

Section 13.8. The Corporation. For purposes of this Article XIII, references to the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors and officers, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under and subject to the provisions of this Article XIII (including, without limitation, the provisions of Section 13.4) with respect to the resulting or surviving corporation as they would have with respect to such constituent corporation if its separate existence had continued.

Section 13.9. Employee Benefit Plans. For purposes of this Article XIII, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner they reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article XIII.

Section 13.10. Indemnity Fund. Upon resolution passed by the Board, the corporation may establish a trust or other designated account, grant a security interest or use other means (including, without limitation, a letter of credit), to ensure the payment of certain of its obligations arising under this Article XIII and/or agreements which may be entered into between the corporation and its officers and directors from time to time.

Section 13.11. Indemnification of Other Persons. The provisions of this Article XIII shall not be deemed to preclude the indemnification of any person who is not a director or officer of the corporation or is not serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, but whom the corporation has the power or obligation to indemnify under the provisions of the NCBCA or otherwise. The corporation may, in its sole discretion, indemnify an employee, trustee or other agent as permitted by the NCBCA. The corporation shall indemnify an employee, trustee or other agent where required by law.

Section 13.12. Savings Clause. If this Article XIII or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each person entitled to indemnification hereunder against expenses (including attorney's fees), judgments, fines and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated, or by any other applicable law.

Section 13.13. Continuation of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article XIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 13.14. Conflicts. No indemnification or advance shall be made under this Article XIII, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE XIV. *Records And Reports*

Section 14.1. Maintenance and Inspection of Records. The corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent of the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent so to act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in North Carolina or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 14.2. Inspection by Directors. Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to their position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger and the stock list, and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

Section 14.3. Annual Statement to Stockholders. The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

ARTICLE XV. *Notice By Electronic Transmission*

Section 15.1. Notice by Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under any provision of the NCBCA, the certificate of incorporation, or the bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. A corporation may give a notice by electronic mail without obtaining the consent noted herein. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the corporation. A corporation may give a notice by electronic mail in accordance with Del. Code Ann. tit. 8, § 232(a) without obtaining the consent required by Del. Code Ann. tit. 8, § 232(b). Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that:

(a) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation; and

(b) such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(a) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(b) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(c) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 15.2. Definition of Electronic Transmission. An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 15.3. Inapplicability. Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the NCBCA.

ARTICLE XVI. *General Matters*

Section 16.1. Checks. From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

Section 16.2. Execution of Corporate Contracts and Instruments. The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation;

such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 16.3. Stock Certificates; Partly Paid Shares. The shares of the corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and upon request, every holder of uncertificated shares, shall be entitled to have a certificate signed by, or in the name of the corporation by, the chair or vice-chair of the board of directors, or the Chief Executive Officer (CEO) or vice president, and by the chief financial officer or an assistant treasurer, or the secretary or an assistant secretary of the corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if the individual were such officer, transfer agent or registrar at the date of issue.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 16.4. Special Designation on Certificates. If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Del. Code Ann. tit. 8, § 202, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 16.5. Lost Certificates. Except as provided in this Section 16.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or their legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 16.6. Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the NCBCA shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

Section 16.7. Dividends. The directors of the corporation, subject to any restrictions contained in (i) the NCBCA or (ii) the corporation's certificate of incorporation, may declare and pay dividends upon the shares of its capital stock at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Before payment of any dividend, the directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may modify or abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Section 16.8. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

Section 16.9. Seal. The corporation may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors, and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 16.10. Transfer of Stock Certificates; Recordation of Transfer. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

Section 16.11. Stock Transfer Agreements. The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the NCBCA.

Section 16.12. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of North Carolina.

Section 16.13. Transfer Restrictions. Notwithstanding anything to the contrary, except as expressly permitted in this Section 16.13, a stockholder shall not transfer, whether by sale, gift or otherwise, any shares of the corporation's stock to any person unless such transfer is approved by the board of directors prior to such transfer, which approval may be granted or withheld in the board of directors' sole and absolute discretion. Any purported transfer of any shares of the corporation's stock effected in violation of this Section 16.13 shall be null and void and shall have no force or effect and the corporation shall not register any such purported transfer.

Any stockholder seeking the approval of the board of directors of a transfer of some or all of its shares shall give written notice thereof to the secretary of the corporation that shall include: (a) the name of the stockholder; (b) the proposed transferee; (c) the number of shares of the transfer of which approval is

thereby requested; and (d) the purchase price (if any) of the shares proposed for transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

        Section 16.14. Conflicts with Certificate of Incorporation. In the event of any conflict between the provisions of the corporation's certificate of incorporation and these bylaws, the provisions of the certificate of incorporation shall govern.

ARTICLE XVII. *Amendments*

The bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

ARTICLE XVIII. *Exclusive Forum*

Unless the corporation consents in writing to the selection of an alternative forum, the North Carolina shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim against the corporation arising pursuant to any provision of the NCBCA, the corporation's Amended and Restated Certificate of Incorporation or these bylaws, or (iv) any action to interpret, apply, enforce or determine the validity of the corporation's Amended and Restated Certificate of Incorporation or bylaws, or (v) any action asserting a claim against the corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article.

Adopted: August 17, 2023



EXHIBIT D

STATED FINANCIALS

BUNTING | CPA

Independent Accountant's Review Report

Board of Directors,

I have reviewed the accompanying balance sheet of Wave Mobile Technologies, Inc as of 12/31/2022 and the related statements of income and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Wave Mobile Technologies, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit. in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the

488 Sugar Hill Rd, Brooklyn WI 53521 (608) 729-9759 www.buntingcpa.com



BUNTING | CPA

financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Kristie L. Bunting
Kristie Bunting
Bunting CPA LLC
Brooklyn, WI
8/31/2023



BUNTING|CPA

Wave Mobile Technology, Inc
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		38,769.81
Accounts Receivable		103,398.19
Other Current Assets		60.00
Total Current Assets	$	142,228.00
Fixed Assets	$	609,317.00
TOTAL ASSETS	$	751,545.00
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		21,031.84
Income Tax Liability		145,000.00
Payroll Liabilities		22,720.43
Total Current Liabilities	$	188,752.27
Long-Term Liabilities		
IBG Loan		69,537.85
Total Long-Term Liabilities	$	69,537.85
Total Liabilities	$	258,290.12
Equity		
Owner's Investment		854,737.11
Retained Earnings		-700,691.76
Net Income		339,209.53
Total Equity	$	493,254.88
TOTAL LIABILITIES AND EQUITY	$	751,545.00



Wave Mobile Technology, Inc
Profit and Loss
January - December 2022

		Total
Income		
Sales		1,262,241.66
Software Consulting Sales		1,743,948.61
Total Income	$	3,006,190.27
Total Cost of Goods Sold	$	887.45
Gross Profit	$	3,005,302.82
Expenses		
Advertising & Marketing		290,654.88
Bank Charges & Fees		8,211.35
Car & Truck		9,027.43
Contractor Pay		1,025,812.28
Contractors		463,933.87
Dues/Subscriptions		32,756.01
Employee Benefits		11,086.23
Insurance		123,209.59
Legal & Professional Services		70,999.10
Meals & Entertainment		67,675.86
Office Supplies & Software		36,495.04
Payroll Expenses		288,095.22
QuickBooks Payments Fees		5,860.14
Rent & Lease		29,987.08
Taxes & Licenses		145,000.00
Training		8,964.51
Travel		31,726.71
Utilities		16,607.99
Total Expenses	$	2,666,103.29
Net Operating Income	$	339,199.53
Total Other Income	$	10.00
Net Income	$	339,209.53

488 Sugar Hill Rd, Brooklyn WI 53521   (608) 729-9759   www.buntingcpa.com



Wave Mobile Technology, Inc
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		339,209.53
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-92,244.88
Software Asset		-592,817.00
Direct Deposit Payable		0.00
Income Tax Liability		145,000.00
Payroll Liabilities:Federal Taxes (941/944)		16,084.31
Payroll Liabilities:Federal Unemployment (940)		174.00
Payroll Liabilities:NC Income Tax		2,587.00
Payroll Liabilities:NC Unemployment Tax		3,617.73
Payroll Liabilities:VA Income Tax		257.39
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	517,341.45
Net cash provided by operating activities	-$	178,131.92
INVESTING ACTIVITIES		
Vehicle Asset		-16,500.00
Net cash provided by investing activities	$	16,500.00
FINANCING ACTIVITIES		
Owner's Investment		588,902.67
Net cash provided by financing activities	$	588,902.67
Net cash increase for period	$	394,270.75
Cash at beginning of period		-355,440.94
Cash at end of period	$	38,829.81



Notes to the Financial Statements
As of and For the Year Ending December 31, 2022

ORGANIZATION

Wave Mobile Technologies, Inc. (Company) is a mobile technology development company located in North Carolina. The Company was incorporated in Delaware in 2019.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating expenses, competition from substitute products and services from larger companies, protection of proprietary technology, dependence on key individuals, and risks associated with changes in information technology.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue

Revenues from software development contracts are recognized monthly, on a time and material completed basis. Revenues from deliveries are recognized when completed.

Accounts Receivable

488 Sugar Hill Rd, Brooklyn WI 53521   (608) 729-9759   www.buntingcpa.com



Accounts receivable are stated at realizable value. The majority of customers are extended 30-day terms and therefore time to maturity for receivables is short. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off. A receivable is considered past due if the Company has not received payments based on agreed-upon terms.

Fixed Assets
Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of five years for years office equipment and site-related computer hardware and software.

General and Administrative
General and administrative expenses include compensation, contractor pay, finance administration and human resources, facility costs (including rent), professional service fees, and other general overhead costs, including depreciation, to support the Company's operations. General and administrative costs are charged to expenses as incurred.

Lease Arrangements
The Company leases office space under an operating lease. The terms of this lease are 4260.00/month beginning 1/1/2023 and continuing to1/1/2024.

SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2022, the date of these financial statements, through July 26, 2023, which represents the date the financial statements were delivered, for events requiring recording or disclosure in the financial statements. The Company concluded that no events have occurred that would require recognition or disclosure.

488 Sugar Hill Rd, Brooklyn WI 53521   (608) 729-9759   www.buntingcpa.com

EXHIBIT E

SUBSCRIPTION AGREEMENT
OF
WAVE MOBILE TECHNOLOGIES, INC.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES (AS DEFINED BELOW), AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP AFTER THE COMPLETION OF THE OFFERING OFF THE SECURITIES (THE "**OFFERING**").

THE OFFER AND SALE OF THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS. THE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THE OFFERING OR THE ADEQUACY OR ACCURACY OF THIS SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER (AS DEFINED BELOW) IN CONNECTION WITH THE OFFERING OVER THE WEB- BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(e) OF THIS SUBSCRIPTION AGREEMENT. THE COMPANY (AS DEFINED BELOW) IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THE OFFERING TO DETERMINE THE APPLICABILITY TO THE

OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A

PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Wave Mobile Technologies, Inc.
               333 W. Trade Street, Unit 100
               Charlotte, NC 28202

Ladies and Gentlemen:

1. <u>Subscription</u>.

    (a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Common Stock (the "Securities"), of Wave Mobile Technologies, Inc., a North Carolina corporation (the "Company"), at a purchase price of $0.25 per Security representing one share of Common Stock of the Company for all shares purchased ("Aggregate Subscription Price"), plus a $30 investor transaction fee (the "Investor Transaction Fee"), which is waived for investments over $2,500, upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Articles of Incorporation and Bylaws, included as an exhibit to the Offering Statement

    (b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

    (c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as defined below), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

    The aggregate value of Securities (including amounts received for the Investor

Transaction Fee) sold shall not exceed $1,235,000 (the "Oversubscription Offering"). The Company may accept subscriptions until September 1, 2024 (the "Termination Date").

Providing that subscriptions for $5,300 are received (including amounts received for the Investor Transaction Fee) (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(d) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 6 hereof, which shall remain in force and effect.

2. The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription

3. Agreement. <u>Purchase Procedure</u>.

(a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by DealMaker Securities, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) *Investor Fee.* Subscriber will be responsible for an investor processing fee (the "**Investor Processing Fee**") of $30 per investment, and waived for investments that exceed $2,500. The Investor Processing Fee is not considered part of the cost basis of the subscribed Securities. The Investor Processing Fee will count against the per-investor limit set out in Section 5(e)(ii) or 5(e)(iii) below.

4. <u>Representations and Warranties of the Company</u>.

For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed

to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter. The Company represents and warrants to Subscriber as follows, as of each of Subscriber's Closing Date or Closing Dates, except as otherwise indicated:

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of North Carolina. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent,

authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's stated (unaudited) financial statements consisting of the balance sheets of the Company as of December 31, 2022 and the related statements of income, stockholders' equity and cash flows for the two-year period then ended (the "Financial Statements"), have been made available to the Subscriber and appear in the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Bunting CPA, which prepared the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

5.   Representations and Warranties of Subscriber.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this

Subscription Agreement. Subscriber is a natural person.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

(i)   Subscriber meets the definition of Accredited Investor under Rule 501(a) under the Securities Act as set forth in Appendix A; OR (ii) if Subscriber is a natural person:

(A) Subscriber's net worth or annual income or net worth or is less than $124,000, and that the amount in that he or she is investing pursuant to this Subscription Agreement, together with all other amounts that he or she has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A1) 5% of the greater of his or her annual income or net worth, or (B and (2) $2,500; or

(B) Both of Subscriber's net worth and annual income and his or her net worth are more than $124,000, and that the amount that he or she is investing pursuant to this Subscription Agreement, together with all other amounts that he or she has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, (1) does not exceed 10% of the greater of his or her annual income or net worth and (2) does not exceed $124,000; OR(iii) if Subscriber is not a natural person:

(A) Subscriber's *revenue* (as of its most recent fiscal year) or *net assets* (as of its most recent fiscal year end) is *less than* $124,000 and the amount it is investing pursuant to this Subscription Agreement, together with all other amounts that it has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (1) 5% of the greater of its *revenue* (as of its most recent fiscal year) or *net assets* (as of its most recent fiscal year end) and (2) $2,500; or

(B) Both Subscriber's revenue (as of its most recent fiscal year) and its net assets (as of its most recent fiscal year end) are more than $124,000 and the amount it is investing pursuant to this Subscription Agreement, together with all other amounts that it has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, (1) does not exceed 10% of the greater of its revenue (as of its most recent fiscal year) or net assets (as of its most recent fiscal year end) and (2) does not exceed $124,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this

Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Proxy.

    (a)   Subscriber hereby appoints the President of the Company (the "President"), or his or her successor, as Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of Subscriber, (i) vote all such shares, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as Subscriber is an entity, will survive the merger or reorganization of Subscriber or any other entity holding shares of capital stock of the Company. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering such Common Stock. The President is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

    (b)   Other than with respect to the gross negligence or willful misconduct of the President, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy

Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the officers of the Company in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(e)   If any provision of this Proxy or any part of any this Section 5 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Dispute Resolution; Governing Law; Jurisdiction.

(a)   Choice of Law. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of North Carolina.

(b)   Requirement for Arbitration.

(i) <u>General Rule</u>. Any dispute under this Agreement shall be resolved through arbitration, not through the court system. All arbitration will be conducted in Charlotte, North Carolina unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

(ii) <u>Appeal of Award</u>. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

(iii) <u>Effect of Award</u>. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

(iv) <u>No Class Action Claims</u>. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

(c) In the event that Section 7(b) is found to not be enforceable or contrary to public policy, this Section 7(c) shall be in effect.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN NORTH CAROLINA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF, HIMSELF/HERSELF AND IN CONNECTION WITH ITS AND HIS/HER RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE

COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Wave Mobile Technologies, Inc.
333 West Trade Street, Unit 100
Charlotte, North Carolina 28202

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be

made by and be binding upon Subscriber and its heirs, executors, administrators, and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of the agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Please print the exact name investor desires on account:

_____

Mailing address:

_____

_____

_____

Phone:

Business: _____

Home: _____

Cell: _____

Social Security or Federal Tax ID Number: _____

THE UNDERSIGNED HAS THE AUTHORITY TO ENTER INTO THIS SUBSCRIPTION AGREEMENT ON BEHALF OF THE PERSON(S) OR ENTITY SET FORTH ABOVE.

Executed: _____ (Date)

X _____
Signature (Investor, or authorized signatory)